  EXHIBIT 99.1

BETTERLIFE PHARMA INC.

(formerly Pivot Pharmaceuticals Inc.)

Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of BetterLife Pharma Inc. (formerly Pivot Pharmaceuticals Inc.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position as at January 31, 2020, January 31, 2019 and February 1, 2018 (effective date of transition to IFRS), and the consolidated statements of comprehensive loss, consolidated statements of shareholders’ equity, and consolidated statements of cash flows for the years ended January 31, 2020 and January 31, 2019, and a summary of significant accounting policies (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 2020, January 31, 2019 and February 1, 2018 (effective date of transition to IFRS), and the consolidated financial performance and its consolidated cash flows for each of the years in the two-year period ended January 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty

Change in Accounting Principles

Without qualifying our opinion on the consolidated financial statements, we draw attention to Note 26 to the consolidated financial statements, which indicates that the Company has retrospectively adopted International Financial Reporting Standards as issued by the International Accounting Standards Board.  Comparative figures, which were previously presented in accordance with United States generally accepted accounting principles (U.S.  GAAP), have been adjusted as necessary.

As discussed in Note 3 to the financial statements, effective February 1, 2019, the Company adopted IFRS 16 (Leases) using the full retrospective approach.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2019. MNP LLP
Chartered Professional Accountants
June 1, 2020

2

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	January 31, 2020 $	January 31, 2019 $	February 1, 2018 $
Assets		(Note 26)	(Note 26)

Current assets
Cash	2,681,704	74,800	79,304
Cash – restricted (Note 6)	600,000	–	–
Amounts receivable	137,367	44,489	5,122
Prepaids and other current assets	61,467	98,131	99,051

Total current assets	3,480,538	217,420	183,477

Deposits	177,300	–	–
Property and equipment, net (Note 7)	540,245	4,162	–
Intangible assets, net (Note 8)	801,058	8,349,822	288,349
Right-of-use assets (Note 9)	3,251,638	1,735,346	–

Total assets	8,250,779	10,306,750	471,826

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	890,138	637,299	267,892
Due to related parties (Note 17)	1,788	330,483	12,421
Convertible debentures, net (Note 10)	–	3,476,690	–
Promissory note (Note 11)	–	–	247,305
Acquisition obligation (Note 4(b))	–	432,923	–
Deferred revenue	–	157,728	–
Lease liability (Note 9)	68,138	367,629	–

Total current liabilities	960,064	5,402,752	527,618

Lease liability (Note 9)	4,634,154	1,408,486	–

Total liabilities	5,594,218	6,811,238	527,618

Shareholders’ Equity
Common shares (Note 12)	37,519,448	21,395,999	10,047,733
Common shares issuable	–	10,000	–
Reserves (Notes 13 and 14)	19,625,602	17,038,202	15,713,439
Accumulated other comprehensive income	172,027	123,065	–
Accumulated deficit	(54,660,516)	(35,071,754)	(25,816,964)

Total shareholders’ equity	2,656,561	3,495,512	(55,792)

Total liabilities and shareholders’ equity	8,250,779	10,306,750	471,826

Nature of operations and going concern (Note 1), commitments and contingencies (Note 20) and events after the reporting date (Note 25)

Approved on behalf of the Board of Directors

“Ahmad Doroudian”              Director

“Ralph Anthony Pullen”        Director

(The accompanying notes are an integral part of these consolidated financial statements)

3

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars)

	Years Ended
	January 31, 2020 $	January 31, 2019 $
		(Note 26)
Revenue	–	–

Expenses
Amortization and depreciation of equipment and intangible assets (Notes 7 and 8)	985,895	900,651
Consulting fees	1,608,692	1,022,055
Due diligence costs	–	251,674
Finders fee expense	100,000	100,000
Foreign exchange loss	38,057	24,208
General and administrative	923,877	1,297,802
Amortization of right-of-use assets (Note 9)	361,502	235,586
Lease liability expense (Note 9)	347,445	155,049
Licensing fees	40,029	79,008
Professional fees	1,707,892	930,879
Promotion and marketing	96,641	11,076
Repairs and maintenance	45,875	301
Research and development	63,767	364,784
Wages, salaries and employment expenses	3,016,626	1,527,023
Loss on impairment of intangible asset (Note 8)	6,625,246	–
Loss on impairment of abandoned assets (Notes 5 and 9)	1,303,278	–
Loss on impairments and write-offs of inventory and other (Note 16)	1,466,377	8,856

Total expenses	18,731,199	6,908,952

Loss from operations	(18,731,199)	(6,908,952)

Other (expenses) income
Accretion expense on convertible debentures	(380,754)	(1,078,141)
Gain on repayment of promissory note	–	8,890
Interest expense	(48,024)	(4,862)
Interest income	4,479	4,196
Loss on extinguishment of convertible debentures (Note 10)	–	(1,240,773)
Loss on impairment of equipment (Note 7)	(3,901)	–
Loss on impairment of loan receivable (Note 16)	(213,085)	–
Other	48,382	(35,148)
Settlement of legal claim (Notes 5 and 25(a))	(264,660)	–

Total other income (expenses)	(857,563)	(2,345,838)

Net loss	(19,588,762)	(9,254,790)

Other comprehensive income
Foreign currency translation adjustment of foreign operations	48,962	123,065

Net comprehensive loss	(19,539,800)	(9,131,725)

Net loss per share, basic and diluted	(0.13)	(0.10)

Weighted average shares outstanding – basic and diluted	150,359,090	90,201,387

(The accompanying notes are an integral part of these consolidated financial statements)

4

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Consolidated Statements of Shareholders’ Equity

(Expressed in Canadian dollars)

	Common Shares		Common Shares		Accumulated other comprehensive income - Foreign Currency
	Shares #	Amount $	Issuable $	Reserves $	Translation $	Deficit $	Total $
Balance – February 1, 2018	82,373,559	10,047,733	–	15,713,439	–	(25,816,964)	(55,792)
Common shares issued for services (Notes 12(j) and 12(k))	1,197,869	663,435	10,000	–	–	–	673,435
Common shares issued for settlement of convertible debenture (Notes 10 and 12(l))	3,750,000	1,668,226	–	932,631	–	–	2,600,857
Common shares issued for asset acquisition (Notes 4(b) and 12(h))	5,000,000	6,650,000	–	–	–	–	6,650,000
Common shares issued for asset acquisition (Notes 4(a) and 12(i))	500,000	830,000	–	–	–	–	830,000
Common shares and warrants issued for cash (Note 12(m))	4,078,250	1,536,605	–	–	–	–	1,536,605
Warrants issued for finder’s fee	–	–	–	174,813	–	–	174,813
Beneficial conversion feature	–	–	–	185,753			185,753
Share-based payments	–	–	–	31,566	–	–	31,566
Foreign currency translation adjustment of foreign operations	–	–	–	–	123,065	–	123,065
Net loss	–	–	–	–	–	(9,254,790)	(9,254,790)

Balance – January 31, 2019	96,899,678	21,395,999	10,000	17,038,202	123,065	(35,071,754)	3,495,512
Common shares issued for services (Notes 12(a) and 12(c))	1,237,896	215,129	(10,000)	–	–	–	205,129
Common shares issued for settlement of accounts payable and accrued liabilities (Note 12(b))	1,690,323	338,065	–	–	–	–	338,065
Common shares issued for conversion of debentures (Notes 10 and 12(g))	595,238	261,821	–	(11,821)	–	–	250,000
Common shares and warrants issued for cash (Notes 12(d) and 12(e))	66,950,000	16,390,000	–	–	–	–	16,390,000
Common shares and warrants issued as share issue costs (Notes 12(d) and 12(f))	4,708,000	(1,081,566)	–	1,001,566	–	–	(80,000)
Share-based payments (Notes 13 and 14)	–	–	–	1,597,655	–	–	1,597,655
Foreign currency translation adjustment of foreign operations	–	–	–	–	48,962	–	48,962
Net loss	–	–	–	–	–	(19,588,762)	(19,588,762)

Balance – January 31, 2020	172,081,135	37,519,448	–	19,625,602	172,027	(54,660,516)	2,656,561

(The accompanying notes are an integral part of these consolidated financial statements)

5

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Years Ended
	January 31, 2020 $	January 31, 2019 $
Operating activities		(Note 26)

Net loss	(19,588,762)	(9,254,790)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation of equipment and intangible assets	985,895	900,651
Common shares issued for services	185,129	673,435
Foreign exchange loss	(11,085)	(29,737)
Gain on repayment of promissory note	–	(8,890)
Interest accretion	294,000	638,134
Amortization of right-of-use assets	421,984	235,586
Loss on extinguishment of convertible debentures	–	1,240,773
Loss on impairment of abandoned assets	1,303,278	–
Loss on impairment of equipment	3,901	–
Loss on impairment of intangible asset	6,625,246	–
Share-based compensation	1,597,655	31,566
Changes in working capital accounts:
Amounts receivable	(92,879)	(39,368)
Prepaids and other current assets	10,415	1,181
Deposit	(177,300)	–
Accounts payable and accrued liabilities	1,050,328	429,204
Due to related parties	(329,446)	317,279
Deferred revenue	(159,000)	156,408
Net cash used in operating activities	(7,880,641)	(4,708,568)

Investing activities
Cash acquired through acquisition	–	2,779
Purchase of intangible assets	–	(847,161)
Acquisition obligation	(432,923)	–
Purchase of property and equipment	(542,742)	–
Loans receivable, net	(165,428)	–
Net cash used in investing activities	(1,141,093)	(844,382)

Financing activities
(Repayment of) / proceeds from convertible debenture, net	(3,250,000)	4,559,206
Payment for debt modification	(250,000)	–
Proceeds from issuance of common shares and warrants, net	16,310,000	1,539,315
Lease payments	(559,580)	(282,095)
Repayment of promissory note	(24,000)	(247,305)
Repayment of loan payable	–	(20,757)
Net cash provided by financing activities	12,226,420	5,548,364

Effects of exchange rate changes on cash	2,218	82

Net change in cash	3,206,904	(4,504)
Cash – beginning of period	74,800	79,304

Cash – end of period	3,281,704	74,800

Supplemental cash flow disclosures (Note 15)

(The accompanying notes are an integral part of these consolidated financial statements)

6

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

1.	Nature of Operations and Going Concern

BetterLife Pharma Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on June 10, 2002. On December 5, 2019, the Company changed its name from Pivot Pharmaceuticals Inc. to BetterLife Pharma Inc. The Company is a biopharmaceutical company engaged in the development and commercialization of patented, differentiated and premium quality nutraceuticals and pharmaceuticals.

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, no adjustments to the carrying value of the assets and liabilities have been made in these audited consolidated financial statements should the Company no longer be able to continue as a going concern. Any such adjustments could be material. As at January 31, 2020, the Company has not earned any revenue and has an accumulated deficit of $54,660,516. The continued operations of the Company are dependent on its ability to generate future cash flows through additional financing or commercialization, which have been impacted as a result of the global outbreak of coronavirus (“COVID-19”) (Note 2(d)). Management intends to continue to pursue additional financing through issuances of equity. There is no assurance that additional funding will be available on a timely basis or on terms acceptable to the Company. In addition, the Company continues procurement of its products set to launch in the US and anticipates its US launch to continue once the current pandemic situation improves. These events or conditions indicate that a material uncertainty exists that casts substantial doubts on the company’s ability to continue as a going concern.

The head office and principal address of the Company is located at 1275 West 6th Avenue, #300, Vancouver, BC, Canada, V6H 1A6.

2.	Significant Accounting Policies

(a)	Basis of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee.

The preparation of these consolidated financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under United States Generally Accepted Accounting Principles (“U.S. GAAP”). The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. They also have been applied in preparing an opening IFRS statement of financial position as at February 1, 2018 for the purposes of the transition to IFRS, as required by IFRS 1 “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”). The impact of the transition from U.S. GAAP to IFRS is explained in Note 26.

These consolidated financial statements have been prepared in accordance with the accounting policies presented below and are based on IFRS and IFRIC interpretations issued and effective as of January 31, 2020.

These consolidated financial statements were approved by the Board of Directors and authorized for issue on June 1, 2020.

7

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(b)	Basis of Measurement and Presentation

These consolidated financial statements have been prepared on a historical cost basis, except for cash and financial instruments classified as fair value through profit or loss that have been measured at fair value, and are presented in Canadian dollars.

(c)	Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The consolidating entities include:

	% of ownership	Jurisdiction

BetterLife Pharma Inc. (formerly Pivot Pharmaceuticals Inc.)	Parent	Canada
Pivot Pharmaceuticals Manufacturing Corp.	100%	Canada
Pivot Green Stream Health Solutions Inc. (dissolved January 2020)	100%	Canada
BetterLife Pharma US Inc.	100%	U.S.A.
Pivot Naturals, LLC	100%	U.S.A.
Thrudermic, LLC	100%	U.S.A.
Pivot Europe Pharmaceuticals AG	100%	Lichtenstein

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments, apart from those involving estimations, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

8

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

Estimated useful life of long-lived assets

Judgment is used to estimate each component of a long-lived asset’s useful life and is based on an analysis of all pertinent factors including, but not limited to, the expected use of the asset and in the case of an intangible asset, contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost, and renewal history. If the estimated useful lives were incorrect, it could result in an increase or decrease in the annual amortization expense, and future impairment charges or recoveries.

Impairment of long-lived assets

Property and equipment and definite lived intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Indefinite lived Intangible assets, including goodwill, are tested for impairment annually. For the purposes of measuring recoverable values, assets are aggregated into cash generating units (“CGUs”) based on an assessment of the lowest levels for which there are separately identifiable cash flows. The determination of individual CGUs is based on management’s judgement regarding shared infrastructure, geographical proximity and similar exposure to market risk. The recoverable value is the greater of an asset’s fair value less costs of disposal and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risk specific to the asset. An impairment loss is recognized for the value by which the asset’s carrying value exceeds its recoverable value.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

Business combinations

Determining whether an acquisition meets the definition of a business combination or represents an asset purchase requires judgment on a case by case basis. As outlined in IFRS 3 Business Combinations, the components of a business must include inputs, processes and outputs.

Determination of share-based payments

The estimation of share-based payments (including warrants and stock options) requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The model used by the Company is the Black-Scholes valuation model at the date of the grant. The Company makes estimates as to the volatility, the expected life, dividend yield and the time of exercise, as applicable. The expected volatility is based on the average volatility of share prices of similar companies over the period of the expected life of the applicable warrants and stock options. The expected life is based on historical data. These estimates may not necessarily be indicative of future actual patterns.

9

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

Leases

Leases requires lessees to discount lease payments using the rate implicit in the lease if that rate is readily available. If that rate cannot be readily determined, the lessee is required to use its incremental borrowing rate. The Company generally uses the incremental borrowing rate when initially recording real estate leases as the implicit rates are not readily available as information from the lessor regarding the fair value of underlying assets and initial direct costs incurred by the lessor related to the leased assets is not available. The Company determines the incremental borrowing rate as the interest rate the Company would pay to borrow over a similar term the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Leases requires lessees to estimate the lease term. In determining the period which the Company has the right to use an underlying asset, management considers the non-cancellable period along with all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

Going concern

The global outbreak of coronavirus (“COVID-19”) has had a significant impact on businesses through the restrictions put in place by the Canadian and U.S. federal, provincial/state and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put in place by Canada and other countries to fight the virus. While the extent of the impact is unknown, the Company anticipates this outbreak may cause reduced customer demand, supply chain disruptions, staff shortages, and increased government regulations, all of which may negatively impact the Company’s business and financial condition. Refer to Note 1 for additional factors impacting going concern assessment done by management.

(e)	Investments in Joint Arrangements

These consolidated financial statements incorporate the Company’s share of the results of its joint venture, Pivot-Cartagena Joint Venture Inc. using the equity method of accounting (Note 19). Investments in joint ventures are recognized initially at cost and adjusted thereafter to include the Company’s share of income or loss and comprehensive income on an after-tax basis. Dividends or distributions received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investments.

Investments are reviewed for impairment at each reporting period by comparing recoverable amount to carrying amount when there is an indication of impairment.

(f)	Foreign Currency

The Company’s presentation currency is the Canadian dollar. The functional currency of the parent entity, BetterLife Pharma Inc. (formerly Pivot Pharmaceuticals Inc.), and its wholly-owned subsidiaries, Pivot Pharmaceuticals Manufacturing Corp. and Pivot Green Stream Health Solutions Inc., is the Canadian dollar. The functional currency of the wholly-owned U.S. subsidiaries, BetterLife Pharma US Inc., Pivot Naturals, LLC and Thrudermic, LLC, is the U.S. dollar. The functional currency of the wholly-owned European subsidiary, Pivot Europe Pharmaceuticals AG, is Swiss Francs.

10

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the financial position date. The resulting exchange gains and losses are recognized in profit or loss. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value is determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of transaction.

Foreign operations

For consolidation purposes, the assets and liabilities of foreign operations are translated to the presentation currency using the exchange rate prevailing at the financial position date. The income and expenses of foreign operations are translated to the presentation currency using the average rates of exchange during the period. All resulting exchange differences are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders’ equity, described as foreign currency translation adjustment.

(g)	Financial Instruments

Financial instruments - classification and measurement

Financial Assets

The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income, or (iii) at fair value through profit or loss.

• Amortized cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method. The Company’s cash and amounts receivable are classified in this category.

• Fair value through other comprehensive income (“FVTOCI”)

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

• Fair value through profit or loss (“FVTPL”)

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI.

11

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

Financial Liabilities

All financial liabilities are initially recognized at fair value plus or minus transactions costs that are directly attributable to issuing the financial liability. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL. The Company’s accounts payable and accrued liabilities, due to related parties, convertible debentures and promissory notes are measured at amortized cost.

Financial instruments - impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the consolidated statements of income (loss), as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

a.     Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

b.     Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and

c.     Level 3 – inputs for the asset or liability are not based on observable market data.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At January 31, 2020, January 31, 2019 and February 1, 2018, cash was measured and recognized in the consolidated statement of financial position using Level 1 inputs in the fair value hierarchy. At January 31, 2020, January 31, 2019 and February 1, 2018, there were no financial assets or liabilities measured and recognized in the consolidated statement of financial position at fair value that would have been categorized as Level 3 in the fair value hierarchy above.

(h)	Cash and Cash Equivalents

Cash in the consolidated statement of financial position is comprised of cash and short-term deposits which have an original maturity of three months or less or are readily convertible into a known amount of cash. At January 31, 2020, January 31, 2019 and February 1, 2018, the Company had no cash equivalents.

12

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(i)	Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recorded using the straight-line method to depreciate the cost of property and equipment the useful lives for which an asset is expected to be available for use as follows:

Computer equipment	2 years
Equipment	5 years
Leasehold improvements	5 to 10 years
Security system	5 years

(j)	Intangible Assets

Intangible assets consist of costs incurred to acquire license, patents and unpatented technology. Intangible assets are considered finite live assets and recorded at cost less accumulated amortization and accumulated impairment. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the asset. Amortization is recorded using the straight-line method and is intended to amortize the intangible assets over their estimated useful lives:

License	5 years
Patents	10 years
Unpatented technology	10 years

(k)	Impairment of Long-lived Assets

At the end of each reporting period, the Company reviews the carrying amounts of long-lived assets to determine whether there is an indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment charge (if any). The recoverable amount is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is determined to be less than its recorded amount, the recorded amount of the asset is reduced to its recoverable amount. An impairment charge is recognized immediately in the consolidated statement of loss and comprehensive loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to a maximum amount equal to the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

(l)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

13

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the consolidated statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(m)	Equity

Common shares

Common shares represent the amount received on the issue of common shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If common shares are issued when stock options and warrants are exercised, the common shares account also comprised the compensation costs previously recorded as reserves. In addition, if common shares were issued as consideration for the acquisition of a form of non-monetary assets, they are measured at their fair value according to the quoted price on the day of the conclusion of the agreement.

Unit placements

Proceeds from unit placements are allocated between common shares and share purchase warrants issued using the residual method. Proceeds are first allocated to common shares according to the quoted price of existing common shares at the time of issuance and any residual in the proceeds is allocated to warrants.

Other elements of equity

Reserves include charges related to stock options and share purchase warrants until such stock options and share purchase warrants are exercised.

(n)	Share-based Payments

The Company grants share purchase options, restricted stock units (“RSUs”), performance stock units (“PSUs”) and deferred share units (“DSUs”) under its Long-term Incentive Plan described in Note 14 to employees, consultants, directors and others providing similar services.

The fair value of share purchase options granted is measured at the grant date using an option pricing model. Subsequently, the fair value of share purchase options ultimately expected to vest is charged to operations over the vesting period. Share purchase options granted to third parties in exchange for goods or services are measured at the fair value of the goods or services received and charged to operations over the vesting period.

14

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

The fair values of RSUs, PSUs and DSUs granted are measured at grant dates share prices and the expense is allocated over the vesting period based on the best available estimate of the number of RSUs, PSUs and DSUs expected to vest. Non-market vesting conditions are included in assumptions about the number of RSUs, PSUs and DSUs that are expected to be issued or paid. Estimates are subsequently revised if there was any indication that the number of RSUs, PSUs or DSUs expected to vest differed from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior period if the number of RSUs, PSUs or DSUs that are ultimately issued or paid are different to that estimated on vesting. The accumulated charges related to RSUs, PSUs and DSUs recorded in reserves are transferred to common shares on issuance of common shares in payment of vested RSUs, PSUs and DSUs.

(o)	Comprehensive Income (Loss)

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are measured at FVOCI will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the consolidated statement of financial position. Certain gains and losses on the translation of amounts between the functional and presentation currency of the Company are included in other comprehensive income or loss.

(p)	Loss Per Share

The Company presents the basic and diluted earnings or loss per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(q)	Research and Development Costs

Research costs are expensed in the period that they are incurred. Development costs are capitalized, to the extent they increase the future economic benefit embodied in the specific asset, to intangible assets.

(r)	Income Taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the consolidated statements of income (loss) and comprehensive income (loss) except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

15

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(s)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(t)	Segment Reporting

The Company presents and discloses segmental information based on information that is regularly reviewed by the Chief Executive Officer and the Board of Directors. The allocation of resources between the different operating segments and the assessment of the performance of the operating segments is the responsibility of the Chief Executive Officer.

The Company has determined that it has only one operating segment: development and commercialization of patented, differentiated and premium quality nutraceuticals and pharmaceuticals.

3.	New Accounting Pronouncements

The Company has adopted the following new accounting standards and interpretations effective February 1, 2019, unless otherwise noted. These changes were made in accordance with the applicable transitional provisions.

16

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

3.	New Accounting Pronouncements (continued)

(a)	IFRS 16 – Leases (“IFRS 16”)

IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less or the underlying asset has a low value. IFRS 16 replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases – Incentives, and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. On February 1, 2019, the Company adopted IFRS 16 and applied IFRS 16 retrospectively to each prior reporting period presented.

In accordance with IFRS 16, the Company determines if an arrangement is a lease at inception based on whether there is an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from the use of the asset and whether the Company has the right to direct the use of the asset. The Company has operating leases, on office and facility spaces, and no financing leases. Operating lease right-of-use (“ROU”) assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. See Note 9 for further disclosures and detail regarding the Company’s operating leases.

For leases with terms greater than twelve (12) months, the Company records the related ROU asset and lease obligation at the present value of lease payments over the term. Leases may include fixed rental escalation clauses, renewal options and / or termination options that are factored into the determination of lease payments when appropriate. The Company’s leases do not provide a readily determinable implicit rate; therefore, an estimate of the Company’s incremental borrowing rate is used to discount the lease payments based on information available at the lease commencement date. The discount rate used was 14.4%.

The adoption of IFRS 16 resulted in the recognition of ROU assets of $1,974,759 and lease liabilities of $1,906,403 in July 2018.

The following new accounting standards and interpretations have been adopted by the Company subsequent to January 31, 2020.

(b)	IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 sets out the overall requirements for financial statements, including how they should be structured, the minimum requirements for their content and overriding concepts such as going concern, the accrual basis of accounting and the current/non-current distinction. The standard requires a complete set of financial statements to comprise a statement of financial position, a statement of profit or loss and other comprehensive income, a statement of changes in equity and a statement of cash flows.

17

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

3.	New Accounting Pronouncements (continued)

IAS 1 has been revised to incorporate a new definition of “material” and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors has been revised to refer to this new definition in IAS 1. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

As of February 1, 2020, the Company has adopted IAS 1 and has concluded that, based on its current operations, the adoption of IAS 1 had no significant impact on the Company’s consolidated financial statements.

(c)	IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

IAS 8 is applied in selecting and applying accounting policies, accounting for changes in estimates and reflecting corrections of prior period errors. The standard requires compliance with any specific IAS applying to a transaction, event or condition, and provides guidance on developing accounting policies for other items that result in relevant and reliable information. Changes in accounting policies and corrections of errors are generally retrospectively accounted for, whereas changes in accounting estimates are generally accounted for on a prospective basis. The amendment is effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

As of February 1, 2020, the Company has adopted IAS 8 and has concluded that, based on its current operations, the adoption of IAS 8 had no significant impact on the Company’s consolidated financial statements.

4.	Asset Acquisitions

(a)	Thrudermic Transdermal Nanotechnology

On March 2, 2018, the Company entered into an exchange agreement with Thrudermic, LLC (“Thrudermic”) and the members of Thrudermic whereby the Company paid US$1.00 for the issued and outstanding units of Thrudermic and issued 500,000 common shares (Note 12(i)) to the members of Thrudermic for their intellectual property portfolio, including unpatented technology, goodwill and know-how in connection with the Thrudermic Transdermal Nanotechnology.

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Thrudermic met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company accounted for this transaction as an asset acquisition at a cost of $830,000 (Note 8).

18

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

4.	Asset Acquisitions (continued)

(b)	Ready-to-Infuse Cannabis Patents (“RTIC Patents”)

On February 28, 2018, the Company completed the acquisition of Pivot Naturals, LLC (previously ERS Holdings, LLC) (“Pivot Naturals”) pursuant to an exchange agreement dated as of February 10, 2018. As consideration for the purchase, the Company paid $430,420 (US$333,333) in cash on closing, issued 5,000,000 common shares (Note 12(h)) and will pay an additional US$333,333 six (6) and twelve (12) months after closing. On September 28, 2018, a payment of $429,370 (US$326,666), representing a portion of the payment due six (6) months after closing, was made. The Company extended the payment date for the payment due twelve (12) months after closing from February 28, 2019 to May 31, 2019. As consideration for the extension, the Company issued 60,515 common shares (Note 12(c)) and paid $14,266 (US$10,832) in cash. On May 17, 2019, all outstanding consideration related to the purchase of Pivot Naturals was made.

Pursuant to the acquisition of Pivot Naturals, the Company acquired a patented technology called “RTIC” Ready-To-Infuse-Cannabis, relating to the transformation of cannabis oil into powder for infusion into a variety of products. If certain conditions are met, the Company may be obligated to pay royalties on future annual net sales utilizing the RTIC Patents.

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Pivot Naturals met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company accounted for this transaction as an asset acquisition.

The consideration transferred, assets acquired and liabilities assumed recognized are as follows:

Consideration paid:	$

Cash paid	430,420
Cash to be paid	778,662
Common shares issued	6,650,000
Transaction costs	154,951

Total purchase price	8,014,033

Net assets acquired:	$

Cash	2,779
Equipment	5,213
Ready-to-infuse cannabis (“RTIC”) patents	8,008,411
Accounts payable and accrued liabilities	(2,370)

Net value of business purchased	8,014,033

19

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

4.	Asset Acquisitions (continued)

(c)	Solmic Patents (“Solmic Patents”)

On October 22, 2019, the Company entered into a contract to acquire SolMic AG (“Solmic AG”). Consideration for the acquisition included CHF 10,000 to be paid in cash (paid in March 2020). In connection with the acquisition, the Company entered into an assignment agreement to assign a patented technology called “Solmic” for payments totalling EUR 50,000, of which EUR 11,900 deposit was paid in January 2020, recorded in prepaids and other assets, and the remainder balance remitted in March 2020.

The Company evaluated this acquisition in accordance with IFRS 3, Business Combinations to discern whether the assets and operations of Solmic AG met the definition of a business. The Company concluded there were not a sufficient number of key processes obtained to develop the inputs into outputs, nor could such processes be easily obtained by the Company. Accordingly, the Company will account for this transaction as an asset acquisition. No asset was recognized at January 31, 2020 because the Company did not have title to the assets yet. The assignment of the patent technology was completed subsequent to year-end.

5.	Asset Abandonment

During the year, the Company’s board and management decided to forego its US cannabis operations that were initially intended to be held in Pivot Naturals. The Company is focusing its efforts on manufacturing and distributing hemp and non-hemp-based CBD products to states where regulations permit and on commercializing AP-003 (Note 25(f)). Due to the change in the strategic direction of the Company, management determined that several assets initially held for US operations purposes had a recoverable value of $nil and were, therefore, impaired for a total amount of $1,303,278 in its consolidated statements of comprehensive loss (2019 - $nil). The main asset impaired relates to the right-of-use asset previously recognized relating to the lease on 3595 Cadillac Avenue.

Pursuant to a Settlement Agreement and Release Agreement signed on February 13, 2020 (see Note 25(a)), in April 2020, 100% of the Company’s membership interest in Pivot Naturals LLC was assigned to Goodbuzz Inc.

6.	Cash - Restricted

Restricted cash includes cash held at the Supreme Court of British Columbia pursuant to the claim from Green Stream Botanicals Corp. (“GSB”) (Note 20(a)).

20

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

7.	Equipment

Cost	Computer Equipment $	Equipment $	Leasehold Improvements $	Security System $	Total $

Balance, February 1, 2018	–	–	–	–	–
Exchange agreement (Note 4(b))	–	5,213	–	–	5,213
Effect of foreign exchange rate changes	–	94	–	–	94

Balance, January 31, 2019	–	5,307	–	–	5,307
Additions	7,349	65,698	200,084	269,611	542,742
Impairment	–	(5,213)	–	–	(5,213)
Effect of foreign exchange rate changes	–	(94)	–	–	(94)

Balance, January 31, 2020	7,349	65,698	200,084	269,611	542,742

Accumulated Depreciation

Balance, February 1, 2018	–	–	–	–	–
Depreciation	–	1,135	–	–	1,135
Effect of foreign exchange rate changes	–	10	–	–	10

Balance, January 31, 2019	–	1,145	–	–	1,145
Depreciation	306	2,615	–	–	2,921
Impairment	–	(1,312)	–	–	(1,312)
Effect of foreign exchange rate changes	–	(257)	–	–	(257)

Balance, January 31, 2020	306	2,191	–	–	2,497

Net book value, January 31, 2020	7,043	63,507	200,084	269,611	540,245
Net book value, January 31, 2019	–	4,162	–	–	4,162
Net book value, February 1, 2018	–	–	–	–	–

During the year ended January 31, 2020, the Company impaired lab equipment and recorded a loss on impairment of $3,901 (2018 - $nil) in its consolidated statements of comprehensive loss.

21

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

8.	Intangible Assets

Cost	BiPhasix License $	Thrudermic Non-Patented Technology $	RTIC Patents $	Total $

Balance, February 1, 2018	319,174	–	–	319,174
Exchange agreements (Notes 4(a) and 4(b))	–	830,000	8,008,411	8,838,411
Effect of foreign exchange rate changes	–	–	128,866	128,866

Balance, January 31, 2019	319,174	830,000	8,137,277	9,286,451
Impairment	–	–	(8,202,900)	(8,202,900)
Effect of foreign exchange rate changes	–	–	65,623	65,623

Balance, January 31, 2020	319,174	830,000	–	1,149,174

Accumulated Amortization and Impairment Losses

Balance, February 1, 2018	30,825	–	–	30,825
Amortization	79,793	74,325	745,398	899,516
Effect of foreign exchange rate changes	–	–	6,288	6,288

Balance, January 31, 2019	110,618	74,325	751,686	936,629
Amortization	80,173	83,000	820,290	983,463
Impairment	–	–	(1,577,654)	(1,577,654)
Effect of foreign exchange rate changes	–	–	5,678	5,678

Balance, January 31, 2020	190,791	157,325	–	348,116

Net book value, January 31, 2020	128,383	672,675	–	801,058
Net book value, January 31, 2019	208,556	755,675	7,385,591	8,349,822
Net book value, February 1, 2018	288,349	–	–	288,349

The Company performed an assessment to determine if there were any indications of impairment of its intangible assets and concluded that factors indicated impairment within its RTIC Patents. With the assignment of Pivot Naturals (Notes 5 and 25(a)), the Company exited the cannabis industry in California. As a result of the exit, the Company has reduced its expectations of cash flows from the use of the RTIC Patents. The Company recorded an impairment loss on its RTIC Patents (Note 4(b)) of $6,625,246.

Weighted average life remaining on intangible assets is 7.1 years.

22

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

8.	Intangible Assets (continued)

BiPhasix License

On September 12, 2017, the Company entered into a licensing agreement with Altum Pharmaceuticals Inc. (“Altum”), a party related, at that date, by way of common officers (Note 17), whereby the Company acquired worldwide rights to the BiPhasix™ transdermal drug delivery technology for the development and commercialization of cannabinoids, cannabidiol and tetrahydrocannabinol products. Consideration included:

1)	Issuance of 2,500,000 common shares on September 12, 2017 valued at $319,174, which was recorded as an intangible asset with a corresponding credit to common shares;

2)	Issuance of 2,500,000 common shares of the Company upon Health Canada Natural Product Number approval (not yet issued as of the date of this report);

3)	Royalties on annual gross sales; and

4)	For pharmaceutical products, milestone payments payable upon first Investigative New Drug Approval, upon positive outcome of Phase II trial in first indication, and upon New Drug Application approval. As of January 31, 2020, no milestones have been achieved.

9.	Operating Leases

All the operating leases of the Company relate to building leases.

On October 31, 2019, the Company entered into a lease agreement, effective November 1, 2019 and expiring on April 30, 2025, for 285-295 Kesmark Street in Quebec, Canada and a sub-lease agreement, effective November 1, 2019, as sub-lessor of 285 Kesmark Street. Until October 31, 2019, the Company was a sub-lessee of 295 Kesmark Street and this sub-lease agreement terminated effective November 1, 2019. During the year ended January 31, 2020, the Company wrote-off its security deposit under the original sub-lease agreement. An impairment of $24,454 (2019 - $nil) has been included in the Company’s consolidated statements of comprehensive loss.

As of January 31, 2020, the Company is also a lessee in a lease at 3595 Cadillac Avenue in California, U.S.A, with expiry of July 14, 2023 and which has been assigned subsequent to January 31, 2020 together with the assignment of Pivot Naturals. The related ROU asset was impaired at January 31, 2020 upon management’s decision to exit the US cannabis market (Note 5).

23

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

9.	Operating Leases (continued)

Right-of-use Assets $

Balance, February 1, 2018	–
Adoption of IFRS 16 (Note 3(a))	1,974,759
Amortization	(235,587)
Effect of foreign exchange rate changes	(3,826)

Balance, January 31, 2019	1,735,346
Additions	3,330,947
Disposal – ROU asset	(466,839)
Disposal – Accumulated amortization on ROU asset	339,519
Impairment of ROU asset	(1,276,779)
Amortization on ROU asset	(421,984)
Effect of foreign exchange rate changes	11,428

Balance, January 31, 2020	3,251,638

The Company disposed of ROU asset net of accumulated amortization of $127,320 related to termination of its sub-lease on 295 Kesmark Street on October 31, 2019. During the year ended January 31, 2020, the Company recorded $60,482 (2019 - $nil) of sub-lease income related to the sub-lease of 285 Kesmark Street, which has been offset against amortization on ROU asset in the consolidated statements of comprehensive loss.

	Lease Liability $	Current $	Long-term $

Balance, February 1, 2018	–
Adoption of IFRS 16 (Note 3(c))	1,906,403
Lease liability expense	155,051
Lease payments	(282,095)
Effect of foreign exchange rate changes	(3,244)

Balance, January 31, 2019	1,776,115	(367,629)	1,408,488
Additions	3,246,553
Disposal	(118,200)
Lease liability expense	347,446
Lease payments	(559,580)
Effect of foreign exchange rate changes	9,958

Balance, January 31, 2020	4,702,292	(68,138)	4,634,154

24

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

9.	Operating Leases (continued)

The table below summarizes the remaining expected lease payments under operating leases as of January 31, 2020:

Fiscal Years	$

2021	741,318
2022	781,611
2023	832,880
2024	884,399
2025	936,179
Thereafter	5,030,874
Less: imputed interest	(4,504,969)

Present value of operating lease liabilities	4,702,292

10.	Convertible Debenture

	January 31, 2020 $	January 31, 2019 $	February 1, 2018 $

March 2, 2018 note	–	3,476,690	–

	–	3,476,690	–

On March 2, 2018, the Company issued convertible debentures with two non-related parties totaling $5,000,000. The debentures were secured under a General Security Agreement, bore interest at 10% per annum payable quarterly and matured on March 2, 2019. The notes were convertible into common shares at a conversion price equal to $1.74 per common share. The Company issued 172,413 share purchase warrants with an exercise price of $1.74 and three year expiry as finder’s fee for the convertible debentures. The effective interest rate had been determined as 29% per annum after deducting all the loan discounts.

On October 22, 2018, $1,500,000 of the convertible debentures were settled through the issuance of 3,750,000 units of the Company with each unit consisting of one common share and one share purchase warrant with an exercise price of $0.60 and three year expiry. The common shares issued were valued at $0.43 per share and warrants issued were valued at $0.26 per warrant for total value of $2,600,856. The fair value of warrants was calculated using volatility of 110%, interest-free rate of 2.30%, nil expected dividend yield and expected life of 3 years. The Company considered the settlement to be an extinguishment of the $1,500,000 of the convertible debentures and recorded a loss on extinguishment of debentures of $1,240,773 during the year ended January 31, 2019.

On October 22, 2018, the Company modified the conversion price on the remainder of the convertible debentures, totaling $3,500,000, to $0.42 per common share. The Company did not consider the modification to be an extinguishment of the $3,500,000 of the convertible debentures.

25

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

10.	Convertible Debenture (continued)

On March 2, 2019, the Company repaid $750,000 of the convertible debentures and extended the maturity of the remainder of the convertible debentures to June 2, 2019 for an extension fee of $250,000. The Company considered the extension to be a modification of the convertible debentures. The effective interest rate for the remaining terms of the convertible debentures had been determined as 46% per annum.

On May 16, 2019, the Company issued 595,238 common shares pursuant to the conversion of $250,000 of the Company convertible debentures (Note 12(g)). On the same date, the Company repaid the remaining principal amount of the convertible debentures of $2,500,000. Interest accretion expense on convertible debentures for the years ended January 31, 2020 and 2019 was $380,754 and $1,078,141, respectively.

11.	Promissory Note

	January 31, 2020 $	January 31, 2019 $	February 1, 2018 $

Principal (Note 11(a))	–	–	247,305

(a)	Promissory Note – Former Chief Executive Officer

On September 11, 2017, the Company completed an exchange agreement whereby the Company exchanged with its past Chief Executive Officer 100% of its common shares of its wholly-owned subsidiary, IndUS Pharmaceuticals, Inc. (“IndUS”), for 3,800,000 common shares of the Company. Pursuant to the exchange agreement, the Company provided its former Chief Executive Officer a promissory note in the amount of $242,560 (US$200,000) in discharge of all obligations with respect to the former Chief Executive Officer’s accrued salary totaling $324,141 through September 11, 2017.

The promissory note bore interest at 8% per annum. Principal and accrued interest were due on the earlier of: 1) 30 days after the completion of a financing of at least $2,000,000 and (ii) September 10, 2027, provided that if repayment occurs prior to the second anniversary date, all interest will be waived. On March 2, 2018, the Company issued senior secured convertible debentures for gross proceeds of $5,000,000 (Note 10). Accordingly, accrued interest being waived, principal was due and repaid on March 30, 2018.

(b)	Promissory Note – Altum

On February 16, 2018, the Company issued a promissory note of up to $520,000, bearing interest at 10% per annum to Altum, a party related, at that date, by way of common officers, and maturing on May 15, 2018. On February 19 and March 1, 2018, $250,000 and $252,464 were advanced to the Company. On March 2, 2018, the Company repaid the principal amount and accrued interest on the note totaling $503,285.

26

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

11.	Promissory Note (continued)

(c)	Promissory Note – Third Party

On March 5, 2019, the Company issued a promissory note of $300,000, bearing interest at 10% per annum and maturing on September 5, 2019. Pursuant to the issuance of this promissory note, the Company issued 100,000 common shares as a loan origination fee (Note 12(a)) and incurred cash finders’ fee of $24,000.

Interest expense for the years ended January 31, 2020 and 2019 was $7,159 and $nil, respectively. On May 31, 2019, the Company repaid the principal amount and accrued interest on the promissory note totaling $307,159.

12.	Common Shares

Unlimited number of common shares without par value

During the year ended January 31, 2020:

(a)	In March 2019, the Company issued 100,000 common shares, with fair value totalling $20,000, to a third party as a loan origination fee (Note 11(c)). During the year ended January 31, 2020, the Company issued 1,035,714 common shares, with fair value totalling $170,000, to third parties for services provided. Fair values of services were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company also issued 41,667 common shares, with fair value totalling $10,000, to a past director and officer for services provided.

(b)	On March 23, 2019, the Company issued 1,000,000 common shares to a third party for settlement of accounts payable and 690,323 common shares to directors and officers to settle outstanding compensation. Losses on settlement of $60,000 and $34,315 have been recorded within consulting fees and wages, salaries and employment expenses, respectively, in the consolidated statements of comprehensive loss.

(c)	On April 8, 2019, the Company issued 60,515 common shares as an extension fee for an outstanding obligation (Note 4(b)).

(d)	On April 8, 2019, a private placement was closed for an aggregate of 6,950,000 units, consisting of one common share and one share purchase warrant, at price of $0.20 per unit, for gross proceeds of $1,390,000. Each share purchase warrant entitles the holder to purchase one common share at a price of $0.30 per share and has an expiry term of three (3) years. Finders’ fees consisted of cash payments of $80,000 and issuance of 508,000 common shares and 108,000 share purchase warrants entitling the holders to purchase one common share at a price of $0.30 per share and with an expiry term of three (3) years. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants.

27

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

12.	Common Shares (continued)

(e)	On May 15, 2019, the first tranche of a private placement was closed for an aggregate of 46,132,000 units, consisting of one common share and one share purchase warrant, at price of $0.25 per unit, for gross proceeds of $11,533,000. On May 30, 2019, the last tranche of this private placement was closed for an aggregate of 13,868,000 units, consisting of one common share and one share purchase warrant, at price of $0.25 per unit, for gross proceeds of $3,467,000. Each share purchase warrant entitles the holder to purchase one common share at a price of $0.35 per share and has an expiry term of two (2) years. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants.

(f)	Pursuant to the private placement on May 15, 2019 (Note 12(e)), the Company issued 4,200,000 units, consisting of one common share and one share purchase warrant entitling the holder to purchase one common share at a price of $0.35 per share and with an expiry term of two (2) years, as share issuance costs. Fair values of services were determined using the fair values of the common shares issued, being $0.445 per share, as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model in order to value the warrants (refer to Note 13).

(g)	On May 16, 2019, the Company issued 595,238 common shares pursuant to the conversion of $250,000 of the Company’s convertible debentures (Note 10).

During the year ended January 31, 2019:

(h)	On February 28, 2018, 5,000,000 common shares, with fair value of $6,650,000, were issued pursuant to the exchange agreement with Pivot Naturals and the members of Pivot Naturals (Note 4(b)).

(i)	On March 2, 2018, 500,000 common shares, with fair value of $830,000, were issued pursuant to the exchange agreement with Thrudermic and the members of Thrudermic (Note 4(a)).

(j)	During the year ended January 31, 2019, the Company issued 920,178 common shares, with fair value totaling $508,938, to third parties for services rendered. 35,714 common shares, with fair value of $10,000, remain to be issued as at January 31, 2019 and were issued on March 23, 2019. Fair values of services were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably.

(k)	During the year ended January 31, 2019, the Company issued 277,691 common shares, with fair value totaling $154,497, as compensation pursuant to employment agreements entered into as part of the acquisitions of the Thrudermic (Note 4(a)) and Pivot Naturals (Note 4(b)).

(l)	On October 22, 2018, 3,750,000 units of the Company, with each unit consisting of one common share and one share purchase warrant with an exercise price of $0.60 and three year expiry, were issued pursuant to settlement of $1,500,000 of convertible debentures (Note 10).

(m)	In October and November 2018, 4,078,250 units of the Company, with each unit consisting of one common share and one share purchase warrant with an exercise price of $0.60 and three year expiry, were issued for subscription proceeds of $1,631,300. Pursuant to the private placement, the Company paid finders’ fee of $88,104 in cash and issued 220,260 share purchase warrants with an exercise price of $0.60 and three year expiry. Other share issue costs totaled $6,591.

28

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

13.	Share Purchase Warrants

The following table summarizes the continuity of share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price $

Balance, February 1, 2018	265,125	0.45

Granted	8,220,923	0.62

Balance, January 31, 2019	8,486,048	0.62

Granted (Notes 12(d), 12(e) and 12(f))	71,258,000	0.35
Expired	(265,125)	(0.45)

Balance, January 31, 2020	79,478,923	0.38

As at January 31, 2020, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

172,413	1.74	March 1, 2021
3,353,250	0.60	September 21, 2021
8,000	0.60	October 1, 2021
907,260	0.60	October 18, 2021
3,780,000	0.60	October 22, 2021
7,058,000	0.30	March 16, 2022
46,132,000	0.35	May 14, 2021
18,068,000	0.35	May 29, 2021
79,478,923

The fair value of warrants issued pursuant to the private placement on May 15, 2019 (Note 12(e)) was estimated using the Black-Scholes option pricing model and the following assumptions:

•	Date of grant: May 30, 2019
•	Risk free interest rate: 1.48%
•	Volatility: 85%
•	Market price of common shares on grant date: $0.445
•	Expected dividends: Nil%
•	Expected life: Two (2) years
•	Exercise price: $0.35

29

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

14.	Long-term Incentive Plans

Effective October 1, 2019, the Company adopted a long-term incentive plan. Under this plan, the Company may grant share purchase options, RSUs, PSUs or deferred share units to its directors, officers, employees and consultants up to an amount as determined by the Company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. The exercise price of the share purchase options will be determined by the Company and will be no less than market price on grant date.

(a)	Restricted Stock Units

The following table summarizes the continuity of the Company’s RSUs:

Number of RSUs

Outstanding, January 31, 2019 and February 1, 2018	–
Granted (Note 17(a))	2,750,000

Outstanding, January 31, 2020	2,750,000

The fair value of share-based payment expense was determined using market value of the share price on grant date. RSUs are settled by delivery of a notice of settlement by the RSU holder or, if no notice of settlement is delivered, on the last vesting date. At January 31, 2020, 83,334 RSUs were vested (January 31, 2019 and February 1, 2018 – nil). For the years ended January 31, 2020 and 2019, share-based payments related to RSUs totaling $171,011 and $nil, respectively, have been recorded in salaries, wages and employment expenses in the Company’s consolidated statements of comprehensive loss.

(b)	Performance Stock Units

The following table summarizes the continuity of the Company’s performance stock units (“PSUs”):

Number of RSUs

Outstanding, January 31, 2019 and February 1, 2018	–
Granted (Notes 17(a))	750,000

Outstanding, January 31, 2020	750,000

The fair value of share-based payment expense was estimated as follows: 1) Non-market performance conditions were determined using market value of the share price on grant date, and 2) Market-based performance conditions were determined using the Monte Carlo pricing model and the following assumptions:

•	Date of grant: November 14, 2019
•	Risk free interest rate: 1.57%
•	Volatility: 90%
•	Market price of common shares on grant date: $0.135
•	Expected dividends: Nil%
•	Expiry date: 3 years
•	Volume weighted average price: $0.35

30

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

14.	Long-term Incentive Plans (continued)

PSUs vest as follows: 250,000 PSUs vest on November 14, 2019, 250,000 PSUs vest upon financing greater than $2,500,000 (non-market performance condition) and 250,000 PSUs vest on the date the Company’s volume weighted average price for five consecutive trading days is greater than or equal to $0.35 (market-based performance condition).

During the year ended January 31, 2020, vesting provisions of PSUs were amended to the following: 187,500 PSUs vest on November 14, 2019, 281,500 PSUs vest upon financing greater than $2,500,000 obtained before July 30, 2020 and 281,500 PSUs vest on March 31, 2021.

PSUs are settled by delivery of a notice of settlement by the PSU holder. At January 31, 2020, 187,500 PSUs were vested (January 31, 2019 and February 1, 2018 – nil). For the years ended January 31, 2020 and 2019, share-based payments related to PSUs totaling $61,013 and $nil, respectively, have been recorded in salaries, wages and employment expenses in the Company’s consolidated statements of comprehensive loss.

	(c)	Share Purchase Options

The following table summarizes the continuity of the Company’s share purchase options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, February 1, 2018	13,620,833	0.46	3.26
Granted	300,000	1.25	4.32
Forfeited	(229,000)	(0.43)	–

Outstanding, January 31, 2019	13,691,833	0.46	3.26
Granted (Notes 17(a))	8,075,000	0.32	4.38
Forfeited/cancelled (Note 17(a))	(7,041,833)	(0.50)	–

Outstanding, January 31, 2020	14,725,000	0.38	3.08

31

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

14.	Long-term Incentive Plans (continued)

Additional information regarding share purchase options as of January 31, 2020, is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date

2,000,000	2,000,000	0.14	December 14, 2020
2,550,000	2,550,000	0.97	February 22, 2021
2,000,000	2,000,000	0.13	December 14, 2021
100,000	100,000	0.50	November 14, 2022
2,700,000	2,025,000	0.40	June 11, 2024
750,000	562,500	0.39	July 1, 2024
1,100,000	154,169	0.32	September 3, 2024
100,000	50,000	0.26	September 29, 2024
150,000	75,000	0.16	October 15, 2024
150,000	75,000	0.25	October 15, 2024
75,000	–	0.15	November 3, 2024
2,650,000	950,000	0.25	November 13, 2024
200,000	50,000	0.25	December 26, 2024
100,000	–	0.25	January 20, 2023
100,000	–	0.25	January 21, 2025
14,725,000	10,591,669

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

•	Dates of grant: June 12, 2019 to January 22, 2020
•	Risk free interest rate: 1.40% to 1.46%
•	Volatility: 93% to 112%
•	Market price of common shares on grant date: $0.11 to $0.40
•	Expected dividends: Nil%
•	Expected life: Three (3) to five (5) years
•	Exercise price: $0.15 to $0.40

Fair values of the options at each measurement date ranged between $0.04 to $0.32. As the Company does not have sufficient historical share price information, expected volatilities were determined using historical volatilities of comparable companies. For the years ended January 31, 2020 and 2019, share-based payments related to share purchase options totaling $1,365,631 and $31,566, respectively, have been recorded in the Company’s consolidated statements of comprehensive loss. $347,218 of share-based payment expense have yet to be recognized and will be recognized in future periods.

32

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

15.	Supplemental Cash Flow Disclosures

	January 31, 2020 $	January 31, 2019 $
Components of cash:
Cash	2,681,704	74,800
Cash – restricted	600,000	–
	3,281,704	74,800

	January 31, 2020 $	January 31, 2019 $
Supplemental disclosures:
Interest paid	415,964	473,849
Income tax paid	–	–
Non-cash investing and financing activities:
Common shares issued/issuable for services	185,129	673,435
Common shares issued for settlement of accounts payable	338,064	–
Common shares issued for loan origination fees	20,000	–
Common shares issued for conversion of debentures	261,821	–
Common shares issued for intangible assets	–	7,480,000
Common shares issued as share issue costs	1,996,000	–
Units issued for settlement of convertible debentures	–	1,668,226
Warrants issued for finder’s fee	1,001,565	174,813
Beneficial conversion feature related to convertible debentures	–	185,753

16.	Loss on Impairments and Write-off of Inventory and Other

(a)	On September 19, 2019, the Company entered into a loan agreement with principal amount of €150,000, term of six months and interest rate of 18% per annum. On January 31, 2020, the Company impaired the loan receivable and accrued interest. The carrying amount of the loan principal and accrued interest as at January 31, 2020 is $nil (January 31, 2019 and February 1, 2018 - $nil and $nil, respectively). A loss on impairment of $176,452 has been included in the consolidated statements of comprehensive loss for the year ended January 31, 2020 (2019 - $nil).

(b)	In February 2020, the Company terminated the acquisition of IAMHEALTH CBD UG (“IAH”) (Note 25(c)). The Company impaired an advance made to IAH and recorded a loss on impairment of $36,635 in its consolidated statements of comprehensive loss (2019 - $nil).

(c)	In May 2019, the Company advanced $1,441,600 to SolMic GmbH (“Solmic GmbH”), a Dusseldorf, Germany based developer and manufacturer of nutraceuticals, cosmeceuticals, and pharmaceuticals for its initial production order for micellized cannabinoid solution. Solmic GmbH entered into insolvency proceedings and has been restructured. As management does not expect that the Company will be able to recover its payments that had been classified as prepaid inventory and prepaid expense, the Company recorded write-offs of $480,480 and $961,120, respectively, in its consolidated statements of comprehensive loss as at January 31, 2020 (2019 - $nil).

33

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

17.	Related Party Transactions

(a)	Key Management and Director Compensation

During the year ended January 31, 2020, compensation of key management and directors, including former key management and directors, of the Company totaled $1,509,822 (2019 - $1,072,373), and consisted of salaries and consulting fees paid in cash and common shares issued. The Company granted 6,950,000 share purchase options, 2,750,000 RSUs and 750,000 PSUs during the year ended January 31, 2020 (2018 –nil, nil and nil, respectively) valued at $1,488,857 to key management and directors. Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

As at January 31, 2020, the Company owed $16,647 to key management and directors (January 31, 2019 - $281,587; February 1, 2018 - $12,421).

(b)	Other Related Party Transactions

On September 12, 2017, the Company entered into a licensing agreement with Altum, a party related, at that date, by way of common officers, whereby the Company acquired worldwide rights to the BiPhasix™ transdermal drug delivery technology for the development and commercialization of cannabinoids, cannabidiol and tetrahydrocannabinol products (Note 8). As at January 31, 2020, the Company owed Altum $nil (January 31, 2019 - $48,896; February 1, 2018 - $6,562) for expenses paid on behalf of the Company.

18.	Income Tax

The income tax benefit differs from the amount computed by applying federal and provincial/state statutory rates to net loss before income taxes for the years ended January 31, 2020 and 2019, respectively, as a result of the following:

	January 31, 2020 $	January 31, 2019 $

Net loss before taxes	(19,588,762)	(9,254,790)
Statutory rate	27.00%	27.00%

Expected tax recovery	(5,288,966)	(2,498,793)
Foreign tax rate differences	(36,227)	(23,235)
Permanent differences and other	194,935	130,163
Change in deferred tax assets not recognized	5,130,258	2,391,865

Income tax provision	–	–

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding values for tax purposes.

34

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

18.	Income Tax (continued)

Deferred tax assets (liabilities) and unrecognized deductible temporary differences at January 31, 2020 and 2019 are comprised of the following:

	2020 $	2019 $

Right-of-use assets - CDA	(877,943)	(85,941)
Lease liability - CDA	886,753	85,201
Right-of-use assets – USA	–	(396,773)
Lease liability - USA	–	397,939
Non-capital loss – CDA	8,150	740
Equipment - CDA	(16,960)	–
Equipment – USA	(17,781)	(1,166)
Tax loss carryforwards - USA	17,781	–

Net deferred tax asset (liability)	–	–

	2020 $	2019 $

Tax loss carryforwards - CDA	24,293,651	14,909,045
Tax loss carryforwards - USA	10,303,206	1,884,739
Tax loss carryforwards – Other	400,570	–
Intangible assets - CDA	119,978	53,954
Intangible assets - USA	–	299,235
Equipment - CDA	–	343
Lease liability - USA	1,418,024	39,346
Financing costs - CDA	3,568,281	1,478,132
Capital loss – CDA	568,786	–

Total unrecognized deductible temporary differences	40,672,496	18,664,794

The Company has non-capital loss carryforwards, for which no deferred tax asset has been recognized of approximately $24,293,651 (2019: $14,909,045) which may be carried forwards to apply against future income for Canadian income tax purpose, subject to the final determination by tax authorities, expiring in the following years:

Expiry Date	Non-Capital Loss $

2029	125,962
2030	77,975
2031	139,450
2032	657,883
2034	687,128
2035	1,457,190
2036	4,637,504
2037	1,267,151
2038	887,990
2039	5,061,569
2040	9,293,849

24,293,651

As at January 31, 2020, the Company’s US net operating loss carryforwards total $10,303,206 (2019 - $1,884,739). These losses can be carried forward indefinitely.  As at January 31, 2020, the Company’s Liechtenstein net operating loss carryforwards total $400,570 (2019 - $nil).  These losses can be carried forward indefinitely, but the carryover is limited to 70% of taxable net gain.

35

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

19.	Joint Venture

On December 17, 2018, the Company entered into a joint venture arrangement whereby the Company holds 50% of the issued and outstanding shares of Pivot-Cartagena JV. Pivot-Cartagena JV will develop and commercialize cannabis-infused non-alcoholic beverages using the industry expertise of its joint venture partner. The Company and its joint venture partner each have 50% interest in the net assets and net income or loss of Pivot-Cartagena JV.

As of January 31, 2020, the Company has not made any investment related to Pivot-Cartagena JV. During the years ended January 31, 2020 and 2019, there were no balances or transactions related to Pivot-Cartagena JV.

20.	Commitments and Contingencies

(a)	In September 2019, the Company was served with a claim from Green Stream Botanicals Corp. (“GSB”) for a finder’s fee in the amount of $600,000 in relation to the non-brokered private placements totaling $15 million (Note 12(e)). The Company believes no service was performed by GSB and intends to vigorously defend these claims. The Company has not accrued this amount as of January 31, 2020 as management is not able to assess the likelihood of payment.

(b)	In November 2019, the Company’s former Chief Executive Officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former Chief Executive Officer is seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of six (6) million stock options and an order that the Company not issue further common shares. The Company believes the claim is unfounded and intends to vigorously defend these claims. The Company has not accrued any amounts as of January 31, 2020 as management is not able to assess the likelihood of payment.

(c)	In January 2020, an injunction was filed against the Company in the Superior Court of Quebec by Bio V Pharma Inc. (“BioV”) seeking provisional orders in respect of the premises sub-leased at 285 Kesmark Street (Note 9) and damages of approximately $395,000, which the Company intends on defending. The Company and BioV have, without prejudice or admission, settled the provisional injunction portion of the application while reserving their respective rights on interlocutory injunction and on the merits of the application. The Company has not accrued this amount as of January 31, 2020 as management is not able to assess the likelihood of payment.

36

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

21.	Operating Segment

The Company operates in one industry segment, development and commercialization of patented, differentiated and premium quality nutraceuticals and pharmaceuticals, within three geographical areas, Canada, U.S and the E.U.

	Canada $	U.S. $	E.U. $	Total $

Year ended January 31, 2020
Revenue	–	–	–	–
Net loss	9,601,318	9,586,874	400,570	19,588,762

Year ended January 31, 2019
Revenue	–	–	–	–
Net loss	6,938,926	2,315,864	–	9,254,790

As at January 31, 2020
Total assets	8,068,874	68,875	113,030	8,250,779
Total liabilities	4,130,536	1,451,065	12,617	5,594,218

As at January 31, 2019
Total assets	1,468,408	8,838,342	–	10,306,750
Total liabilities	5,010,499	1,800,739	–	6,811,238

As at February 1, 2018
Total assets	471,826	–	–	471,826
Total liabilities	527,618	–	–	527,618

22.	Fair Value Measurements

Financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,
•	Level 3: unobservable inputs for the assets or liabilities.

The Company does not have any financial instruments measured using Level 3 inputs. The carrying amounts of cash, amounts receivable from its sub-lease of 285 Kesmark Street (Note 9), accounts payable and accrued liabilities, convertible debentures, promissory note and acquisition obligation are considered to be a reasonable approximation of fair value because of the short-term maturity of these instruments.

37

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

23.	Management of Financial Risk

The Company’s financial instruments are exposed to certain risks, including credit risk, interest rate risk, liquidity risk and currency risk.

(a)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada and the U.S. The Company’s amounts receivable consists of receivables from its sub-lease of 285 Kesmark Street (Note 9). The carrying amount of cash and amounts receivable represent the maximum exposure to credit risk. As at January 31, 2020, this amounted to $3,303,002 (January 31, 2019 - $74,800; February 1, 2018 - $79,304).

(b)	Interest rate risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure (Note 24). Accounts payable and accrued liabilities, due to related parties and the current portion of lease liabilities are due within the current operating period.

(d)	Currency risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. A 5% change in exchange rates will decrease the Company’s loss by approximately $1,400. The Company does not invest in derivatives to mitigate these risks.

24.	Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the dedevelopment and commercialization of patented, differentiated and premium quality nutraceuticals and pharmaceuticals, and to maintain a flexible capital structure. The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its assets. To maintain or adjust its capital structure, the Company may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. In order to maximize ongoing development efforts, the Company does not pay out dividends. There are no external restrictions on the Company’s capital.

38

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

25.	Events After the Reporting Date

(a)	On February 13, 2020, the Company signed a Settlement Agreement and Release Agreement (“Settlement Agreement”) with two of its former employees in Pivot Naturals to settle the following legal matters:

•	A demand for arbitration filed by these former employees before the American Arbitration Association (“AAA”) alleging claims for breach of the written employment contracts, fraud, illegal retaliation in violation of California’s whistleblower statute and tortious discharge in violation of public policy seeking, among other things, recovery of damages for breach of employment contracts, including recovery of severance amounts, damages for breach of alleged option rights, waiting time penalties, as well as other general and punitive damages on the tort claims; and

•	A suit filed in British Columbia by the Company against the former employees for declaratory relief and related matters concerning control and use of the Company’s assets.

Consideration for the Settlement Agreement included:

•	Assignment of Pivot Naturals to Goodbuzz Inc. (“Goodbuzz”) as follows: 1) 80% on the initial closing date (“Initial Closing Date”), and 2) 20% on a second closing date which is the earlier of April 30, 2020 and a date upon with certain conditions are met (“Second Closing Date”).

•	$264,660 (US$200,000) payment to be made as follows: 1) $165,413 (US$125,000) upon Initial Closing Date (completed in February 2020), and 2) $99,247 (US$75,000) upon Second Closing Date (completed in April 2020). The Company has recorded a loss on settlement of legal claim of $264,660 in the consolidated statements of comprehensive loss and a corresponding accrual included in accounts payable and accrued liabilities in the consolidated statement of financial position as at January 31, 2020.

•	Payment of the monthly lease due on the lease at 3595 Cadillac Avenue in California, U.S.A. for the months of February, March and April 2020 (completed in February 2020).

(b)	In March 2020, the Company made all payments required to complete the acquisition of Solmic AG and the Solmic Patents (Note 4(c)).

(c)	In February 2020, the Company terminated the acquisition of IAH, a corporation incorporated under the laws of Germany, for which consideration would have included the issuance of 517,817 common shares of the Company. No common shares were issued in conjunction with the acquisition.

(d)	On March 31, 2020, the Company issued 28,716 common shares pursuant to the termination of an employment agreement. The Company had recorded accrued liabilities totaling $10,000 related to this common share issuance as at January 31, 2020.

(e)	In May 2020, the Company acquired 100% of the outstanding common shares of Opes Pharmaceuticals Inc. (“Opes”) from Altum. Subsequent to the acquisition, Opes was renamed Blife Therapeutics Inc.

39

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

25.	Events After the Reporting Date (continued)

(f)	On May 6, 2020, the Company entered into binding letter of intent to acquire worldwide rights (other than in Greater China, Japan and ASEAN countries) to commercialize and sell AP-003, a potential COVID-19 treatment, from Altum (the “Transaction”). Altum is currently preparing protocol and application to conduct clinical trials in Australia. Under the terms of the Transaction, on closing the Company will issue 10,000,000 common shares to Altum and grant to Altum 5,000,000 warrants to acquire an equivalent number of common shares at a price of $0.19 per common share. The warrants will have a term of two years and are only exercisable upon successful completion of the clinical trials. In addition, subject to the satisfaction of certain conditions precedent, upon registration of the proposed product in a major market, the Company will pay $5,000,000 in cash to Altum and Altum will be entitled to a tiered royalty equal to 7% of net sales on the first US$50,000,000 in a calendar year and a reduced royalty equal to 5% of net sales in any calendar year that are in excess of US$50,000,000. Closing is contingent on, among other things, the Company undertaking an equity financing of at least US$5,000,000 and Altum obtaining an exclusive license with respect to certain intellectual property from a Canadian governmental research and technology organization.

(g)	On May 7, 2020, the Company amended the exercise price of the following outstanding warrants that were issued pursuant to private placements completed in 2019: 13.868 million warrants issued on May 30, 2019 and expiring on May 29, 2021 (Note 12(e)), 46.132 million warrants issued on May 15, 2019 and expiring on May 14, 2021 (Note 12(e)) and 6.95 million warrants issued on April 8, 2019 and expiring on March 16, 2022 (Note 12(d)). The exercise prices of these warrants have been amended to $0.25 per warrant.

(h)	In May 2020, the Company granted 2,900,000 stock options to directors, officers, consultants and key members of the Altum clinical trial team (Note 25(f)) with exercise prices between $0.18 and $0.255 and terms of five years. The Company also issued 200,000 RSUs with vesting over two years to an advisor.

(i)	In May 2020, the Company issued a promissory note of US$200,000 to Altum, of which US$189,500 was advanced, to advance on clinical activities related to the clinical trials (Note 25(f)). The promissory note is due on the earlier of (i) June 15, 2020, (ii) the termination of the Transaction (Note 25(f)) or (iii) the second business day following the date that the Company demands repayment. If the Transaction is completed in accordance with its terms, the promissory note is non-interest bearing and the amounts outstanding shall offset (reduce) the amounts payable by the Company under the Transaction. If the Transaction is not completed in accordance with its terms or if the Transaction is terminated, Altum shall pay to the Company interest on the outstanding principal amount and on the amount of overdue interest thereon from time to time at the rate of 10% per annum.

(j)

In May 2020, the Company secured “hard” lock-up agreements from shareholders of Altum representing 67.45% of the outstanding common shares of Altum.  The Company intends to approach Altum to discuss a merger transaction to take place by way of a plan of arrangement.  Pursuant to the terms of the proposed acquisition, the Company would issue 4.582 common shares for each Altum common share.

40

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

26.	Transition to IFRS

The accounting policies set out in Note 2 have been consistently applied in preparing the consolidated financial statements as at January 31, 2019 and for the year ended January 31, 2019 and in the preparation of an opening IFRS statement of financial position at February 1, 2018 (“Transition Date”).

In preparing its opening and comparative IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with U.S. GAAP (“U.S. GAAP”). Explanations of how the transition from U.S. GAAP to IFRS has affected the Company’s equity and its comprehensive income (loss) are set out in the following reconciliations and the notes that accompany them.

The changes made to the consolidated statements of income (loss), comprehensive income (loss) and the consolidated statements of financial position have resulted in reclassification of various amounts on the statements of cash flows, however as there have been no changes to the net cash flows, no reconciliations have been prepared.

Pursuant to IFRS 1, the Company has applied IFRS on a retrospective basis, subject to the following relevant mandatory exceptions and voluntary exemptions to retrospective application of IFRS.

The Company has applied the following mandatory exceptions in its first IFRS financial statements:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless there is objective evidence that those estimates were made in error. The Company’s IFRS estimates as at the Transition Date are consistent with its U.S. GAAP estimates as at that date.

In accordance with IFRS 1, the Company has applied the following voluntary exemptions in the conversion from U.S. GAAP to IFRS:

Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has elected to apply IFRS 3 to only those business combinations that occurred on or after the Transition Date and such business combinations have not been restated. As a result of this election, no adjustments were required to the Company’s consolidated statement of financial position as at the Transition Date.

Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to the Transition Date.

The Company has not elected to adopt the remaining voluntary exemptions under IFRS 1 or has determined that they do not apply to the Company.

In addition, the Company adopted IFRS 9 effective February 1, 2018.

41

BETTERLIFE PHARMA INC. (formerly Pivot Pharmaceuticals Inc.)

Notes to the Consolidated Financial Statements

February 1, 2018, January 31, 2019 and January 31, 2020

(Expressed in Canadian dollars)

26.	Transition to IFRS (continued)

Reconciliation of equity

	January 31, 2019 $	February 1, 2018 $
Equity under U.S. GAAP	3,509,632	(55,792)
IFRS adjustments to equity:
Leases (Note 26(a))	(65,223)	–
Convertible debentures (Note 26(b))	51,103	–
Total IFRS adjustments to equity	(14,120)	–
Total equity under IFRS	3,495,512	(55,792)

Reconciliation of comprehensive loss

Year Ended January 31, 2019 $
Comprehensive loss under U.S. GAAP	9,022,942
IFRS adjustments to comprehensive loss:
Leases (Note 26(a))	65,223
Convertible debentures (Note 26(b))	43,560
Total IFRS adjustments to comprehensive loss	108,783
Comprehensive loss under IFRS	9,131,725

Notes to the reconciliations The following notes should be read in conjunction with the accounting policies contained in Note 2.

(a)	Leases

Under U.S. GAAP, the Company adopted ASC 842, Leases, using the modified retrospective transition approach, which applies the provisions of the new guidance at the effective date without adjusting the comparative periods presented. Under IFRS, the Company is required to recognize ROU assets and lease liabilities as at its Transition Date.

(b)	Convertible debentures

Under U.S. GAAP, the Company classified the balance of its convertible debentures as liabilities. The Company evaluated its convertible debentures under IFRS and determined that a residual amount is required to be assigned to an equity component.

42

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year Ended January 31, 2020

This following Management's Discussion and Analysis (“MD&A”) is prepared as of June 1, 2020 and provides a review of the financial condition and results of operations for BetterLife Pharma Inc. (formerly Pivot Pharmaceuticals Inc.) (the "Company" or “BetterLife”) for the year ended January 31, 2020. This MD&A should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended January 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.  A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”) is set out in Note 26 to these audited consolidated financial statements.  The financial information presented in this MD&A is derived from the audited consolidated financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information including the Company’s future plans. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Such forward looking information, including but not limited to statements pertaining to Company’s future plans and management’s belief as to the Company’s potential involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements. Forward looking information is based on management’s expectations regarding future growth, results of operations, future capital and other expenditures (including the amount, nature and sources of funding for such expenditures), business prospects and opportunities. Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risks associated with the commercial viability of any products the Company is in the process of developing, delays or changes in plans with respect to any products, costs and expenses, the risk of foreign exchange rate fluctuations, risks associated with securing the necessary regulatory approvals and financing to proceed with any planned business venture, product development, and risks and uncertainties regarding the potential to economically scale and bring to profitability any of the Company’s current or planned endeavors. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause the results of the Company’s business to not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. See the “Risks and Uncertainties” section of this MD&A for a further description of these risks. The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information.

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BUSINESS OVERVIEW

BetterLife is a publicly traded corporation incorporated on June 10, 2002 in the Province of British Columbia, Canada under the name “649186 B.C. Ltd.”. On September 9, 2003, the Company changed its name to “Xerxes Health Corp.”.  On June 26, 2007, it changed its name to “Neurokine Pharmaceuticals Inc.”.  On April 7, 2015, the Company changed its name to “Pivot Pharmaceuticals Inc.” and on December 5, 2019, it changed its name to “BetterLife Pharma Inc.”.  The Company’s principal executive office is located at 1275 West 6th Avenue, #300, Vancouver, B.C. Canada V6H 1A6.  BetterLife’s common shares are traded on the Canadian Securities Exchange under the symbol “BETR”.

BetterLife is a science-based innovative medical wellness company aspiring to offer high-quality preventive and self-care products to its customers.  The Company has an agreement, through its wholly-owned subsidiary, BLife Therapeutics Inc. (“BLife”), pursuant to which BLife will acquire worldwide rights (other than in Greater China, Japan and ASEAN countries) to, among other things, manufacture, have manufactured, use, offer for sale and sell AP-003 for all inhalation delivery therapeutic, diagnostic and prophylactic applications related to the COVID-19.

The Company has also invested in the acquisition and licensing of patented drug delivery technologies and has developed and tested differentiated cannabis formulations. Its products will be manufactured at current Good Manufacturing Practices (“GMP”) accredited facilities in Canada (50,000-sq. ft. cGMP facility located in Montreal, Quebec) and United States. The Company’s premium branded product line includes tablets, capsules and soft gels, bulk powder, stick packs, infused beverages, oral solutions, lotions, creams, gels, gums, mints, candies and intimate lubricant.

The Company’s management team has implemented a business-minded and cost-conscious approach to product research and development and will use contract development and manufacturing organizations on a fee for service basis to perform any research, development or production that is required.

Business Developments

On September 12, 2017, BetterLife entered into a licensing agreement with Altum Pharmaceuticals Inc. (“Altum”) whereby the Company was granted worldwide rights to BiPhasix Transdermal Drug Delivery Technology (“BiPhasix Technology”) for the delivery and commercialization of cannabinoids, and tetrahydrocannabinol (“THC”) based products.  Financial consideration included:

•	Issuance of 2,500,000 common shares on effective date of agreement;

•	Issuance of 2,500,000 common shares upon Health Canada Natural Product Number (“NPN”) approval;

•	Royalties on annual gross sales; and

•	For pharmaceutical products, milestone payments payable upon first Investigative New Drug Approval, upon positive outcome of Phase II trial in first indication, and upon New Drug Application approval.

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On February 28, 2018, BetterLife completed the acquisition of Pivot Naturals, LLC (previously ERS Holdings, LLC) (“Pivot Naturals”) pursuant to an Exchange Agreement dated as of February 10, 2018 among BetterLife, Pivot Naturals and the members of Pivot Naturals. As consideration for the purchase, the Company paid US$333,333 in cash on closing, US$333,333 in September 2018 and US$333,333 in May 2019 for total cash payment of US$1 million.  In addition, the Company also issued 5,000,000 common shares and may pay royalties on future net sales.  Pursuant to the acquisition of Pivot Naturals, the Company acquired a patented technology called “RTIC” Ready-To-Infuse-Cannabis (“RTIC”), relating to the transformation of cannabis oil into powder for infusion into a variety of products.  In February and April 2020, the Company transferred 75% and 25% of its membership interest of Pivot Naturals, respectively, and the Company has strategically exited the California cannabis market.

On March 2, 2018, the Company completed the acquisition of Thrudermic, LLC (“Thrudermic”) and worldwide rights to Thrudermic’s patented Transdermal Nanotechnology for the development and commercialization of transdermal cannabinoids pursuant to an exchange agreement dated March 2, 2018 among BetterLife, Dr. Joseph Borovsky, Dr. Leonid Lurya and Thrudermic.  As consideration for the purchase, the Company paid $1 in cash on closing and issued 500,000 common shares.

On December 17, 2018, BetterLife entered into a joint venture arrangement whereby the Company holds 50% of the issued and outstanding shares of Pivot-Cartagena Joint Venture Inc. (“Pivot-Cartagena JV”).  Pivot-Cartagena JV will develop and commercialize cannabis-infused non-alcoholic beverages combining the industry expertise of Licorera del Sur with our patented RTIC™ powderization technologies.

In March 2020, the Company completed the acquisition of SolMic AG (“Solmic”) and the patented Solmic solubilization drug delivery technology for oral platform.  Consideration for the acquisition included CHF10,000 for the acquisition of Solmic and EUR50,000 for the patents.

On May 6, 2020, the Company signed a letter of intent to enter into a license agreement to acquire worldwide rights (other than in Greater China, Japan and ASEAN countries) to commercialize and sell AP-003, a potential COVID-19 treatment, from Altum.  Under the terms of the transaction, on closing BetterLife will issue 10,000,000 common shares to Altum and grant to Altum 5,000,000 warrants to acquire an equivalent number of common shares at a price of $0.19 per common share. The warrants will have a term of two years and are only exercisable upon successful completion of the clinical trial.  Subject to the satisfaction of certain conditions precedent, upon registration of the proposed product in a major market, BetterLife will pay US$5,000,000 in cash to Altum and Altum will be entitled to a tiered royalty equal to 7% of net sales on the first US$50,000,000 in a calendar year and a reduced royalty equal to 5% of net sales in any calendar year that are in excess of US$50,000,000.  Closing is contingent on, among other things, BetterLife undertaking an equity financing of at least US$5,000,000 and Altum obtaining an exclusive license with respect to certain intellectual property from Canadian governmental research and technology organization.

In May 2020, the Company secured “hard” lock-up agreements from shareholders of Altum representing 67.45% of the outstanding common shares of Altum.  The Company intends to approach Altum to discuss a merger transaction to take place by way of a plan of arrangement or such similar transaction.  Pursuant to the terms of the proposed acquisition, the Company would issue 4.582 common shares for each Altum common share.  Closing of the transaction is subject to receipt of all required approvals and completion of the Company’s due diligence.  If or when the transaction closes, the letter of intent signed on May 6, 2020 between the Company and Altum will be nullified.

45

Platform Technologies

AP-003

AP-003 is a patent pending proprietary Interferon α2b (“IFN α2b”) inhalation formulation. In recent studies IFN α2b has been shown to be effective in slowing viral replication. In the study published in May 2020 in Frontiers of Immunology titled "Interferon-a2b Treatment for COVID-19", the authors examined the course of disease in a cohort of 77 individuals with confirmed COVID-19 admitted to Union Hospital, Tongii Medical College, Wuhan, China, between January 16 and February 20, 2020. To the knowledge of the authors, the findings presented in the study were the first to suggest therapeutic efficacy of IFN-a2b in Covid-19 disease. Altum is planning a randomized, double-blind, placebo controlled trial of AP-003 in early stage COVID-19 patients is to start in the near future.

Cautionary note:  The Company is not making any express or implied claims that Altum’s AP-003 or any other product has the ability to treat, eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time. Further, the safety and efficacy of Altum’s AP-003 are under investigation and market authorization has not yet been obtained.

BiPhasix Transdermal Drug Delivery Technology (Topical Platform)

The Company acquired worldwide rights from Altum for its patented topical transdermal drug delivery technology platform, which will be used for the delivery and commercialization of cannabinoid, CBD and THC-based products. The BiPhasix Technology has the potential to deliver drugs less invasively than by injections.  It also has the potential to topically deliver therapeutic amounts of drugs with better absorption rates, where creams, ointments or conventional liposomes have not been effective.

Thrudermic Transdermal Nanotechnology (Topical Platform)

The Company acquired the worldwide rights to Thrudermic’s patented Transdermal Nanotechnology for the development and commercialization of transdermal cannabinoids.  Developed in Israel, the Thrudermic lipid-based nano dispersion technology for topical cannabinoids uses FDA approved materials. The technology has the ability to specifically formulate individual drugs to control and prolong drug release while maintaining steady therapeutic concentrations,  The technology can handle water soluble and water insoluble drugs with no change to the skin morphology, no sensitivity to the digestive system, no pain from injections and no observed adverse reactions.

Solmic Solubilization Drug Delivery Technology (Oral Platform)

Through its acquisition of Solmic, the Company acquired the worldwide rights to the Solmic’s Micelle oral drug delivery technology for cannabinoids.

Ready-To-Infuse Cannabis Technology

BetterLife’s patented RTIC process technology creates precise and repeatable dosing of cannabis by transforming concentrated cannabis oil into a stable, emulsifiable, odorless and flavorless powder form.  The derived powder may then be encapsulated and infused for use in beverages, edibles, lotions and additional health and personal care products. The RTIC process is conducive for manufacturing of a wide array of products.

With the assignment of Pivot Naturals (refer to the Company’s audited consolidated financial statements and notes for the year ended January 31, 2020), BetterLife exited the cannabis industry in California.  As a result of the exit, the Company has reduced its expectations of cash flows from the use of the RTIC patents and recorded an impairment loss on these patents of $6,625,246.

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SELECTED ANNUAL INFORMATION

The following tables provides a summary of the Company’s financial operations for the three most recently completed fiscal years.  For more detailed information on the Company, please refer to its annual audited financial statements for the years ended January 31, 2020, 2019 and 2018.

Year ended or as at:	January 31, 2020	January 31, 2019	January 31, 2018
Revenue	$nil	$nil	$nil
Operating expenses	18,731,199	6,908,952	1,534,897
Other income (expenses)	(857,563)	(2,345,838)	1,312,543
Net loss	(19,588,762)	(9,254,790)	(42,354)
Net loss per share, basic and fully diluted	(0.13)	(0.10)	(0.00)
Operating cash	2,681,704	74,800	79,304
Working capital (deficiency)	2,520,474	(5,185,332)	(344,141)
Total assets	8,250,779	10,306,750	471,826
Total long-term liabilities	4,634,154	1,408,486	–
Shareholders’ equity (deficiency)	$2,656,561	$3,495,512	$(55,792)

DISCUSSION OF OPERATIONS

Following is a discussion of the Company’s financial results for the year ended January 31, 2020, compared to the comparative period in the prior fiscal year.

	YEAR ENDED
	January 31, 2020	January 31, 2019
Revenue	$nil	$nil
Operating expenses	(18,731,199)	(6,908,952)
Other income (expense):
Accretion expense on convertible debentures	(380,754)	(1,078,141)
Gain on repayment of promissory note	–	8,890
Interest expense	(48,024)	(4,862)
Interest income	4,479	4,196
Loss on extinguishment of convertible debentures	–	(1,240,773)
Loss on impairment of equipment	(3,901)	–
Loss on impairment of loan receivable	(213,085)	–
Other	48,382	(35,148)
Settlement of legal claim	(264,660)	–
Net loss	$(19,588,762)	$(9,254,790)

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Net loss for the year ended January 31, 2020 increased by $10,333,972 as compared to the year ended January 31, 2019.  The increase was attributable to an increase in operating expenses and losses recognized on impairment of abandoned assets, equipment, intangible asset and loan receivable and settlement of legal claim.  This was offset by a decrease in amortization of discount on convertible debentures and other items recorded in 2018 but not in 2019, such as loss on extinguishment of convertible debentures.

During the year, the Company advanced $1,441,600 to SolMic GmbH (“Solmic GmbH”), a Dusseldorf, Germany based developer and manufacturer of nutraceuticals, cosmeceuticals, and pharmaceuticals for its initial production order for micellized cannabinoid solution.  The Company also advanced SolMic GmbH a loan of €150,000 with a term of six months and interest rate of 18% per annum. Solmic GmbH entered into insolvency proceedings and has been restructured.  As the Company does not expect to recover payments made, it has written off the amount paid for the production order of $1,441,600 (included in operating expenses) and recorded an impairment of the loan receivable.

During the year ended January 31, 2020, the Company’s board and management decided to forego its US operations that were initially intended to be held in Pivot Naturals.  Due to the change in the strategic direction of the Company, management determined that several assets initially held for US operations purposes had a recoverable value of $nil and were, therefore, impaired for a total amount of $1,303,278.  The main asset impaired relates to the right-of-use asset previously recognized relating to the lease on 3595 Cadillac Avenue.

During the year ended January 31, 2020, a demand for arbitration was filed by former employees of Pivot Naturals before the American Arbitration Association (“AAA”) alleging claims for breach of the written employment contracts, fraud, illegal retaliation in violation of California’s whistleblower statute and tortious discharge in violation of public policy seeking, among other things, recovery of damages for breach of employment contracts, including recovery of severance amounts, damages for breach of alleged option rights, waiting time penalties, as well as other general and punitive damages on the tort claims.  In connection with the above, BetterLife filed a suit in British Columbia against these former employees for declaratory relief and related matters concerning control and use of the Company’s assets.  Subsequent to the year end, the Company settled these outstanding legal matters.  Consideration for settlement included the following:  1) Assignment of 100% of the Company’s 100% membership interest in Pivot Naturals to Goodbuzz Inc. (completed in April 2020); 2) $264,660 (US$200,000) payment to these former employees (completed in February and April 2020); and 3) Payment of the monthly lease on Pivot Naturals’ lease at 3595 Cadillac Avenue in California, USA for the months of February, March and April 2020 (completed in February 2020).  Pursuant to the settlement, BetterLife recorded a loss on settlement of legal claim of $264,660.

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With the assignment of Pivot Naturals and the decision to forego its US operations, the Company exited the cannabis industry in California and will focus on manufacturing and distributing hemp and non-hemp-based CBD products to states where regulations permit and on commercializing AP-003.  As a result of the exit, BetterLife reduced its expectations of cash flows from the use of the RTIC patents and recorded an impairment loss on its RTIC patents of $6,625,246.

Expenses

	YEAR ENDED
	January 31, 2020	January 31, 2019
Amortization and depreciation of equipment and intangible assets	$985,895	$900,651
Consulting fees	1,608,692	1,022,055
Due diligence costs	–	251,674
Finders fee expense	100,000	100,000
Foreign exchange loss	38,057	24,208
General and administrative	923,877	1,297,802
Amortization of right-of-use assets	361,502	235,586
Lease liability expense	347,445	155,049
Licensing fees	40,029	79,008
Professional fees	1,707,892	930,879
Promotion and marketing	96,641	11,076
Repairs and maintenance	45,875	301
Research and development	63,767	364,784
Wages, salaries and employment expenses	3,016,626	1,527,023
Loss on impairment of intangible asset	6,625,246	-
Loss on impairment of abandoned assets	1,303,278	-
Loss on impairments and write-offs of inventory and other	1,466,377	8,856
Operating expenses	$18,731,199	$6,908,952

Operating expenses were $18,731,199 for the year ended January 31, 2020 compared to $6,908,952 in the prior year.   In May 2019, the Company closed on a non-brokered private placement of $15 million by issuing 60 million units, consisting of one common share and one share purchase warrant entitling the holder to purchase one common share at $0.35 per share and with an expiry term of two years.  Closing of this private placement allowed BetterLife to progress on its business plans, including incurring expenditures required to prepare for commercialization of products in the US and strengthening of its leadership team, which led to an increase in operating expenses such as consulting fees, professional fees and wages, salaries and employment expenses.  Increases in operating expenses were due to the following activities:

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•	BetterLife engaged services of consultants for its corporate promotional strategy and branding strategy related to commercialization of its branded products expected to begin in the U.S.A. during 2020.

•	Legal counsel costs were incurred by the Company to defend various claims against it during the year. Refer to Commitments and Contingencies.

•	The Company engaged advisors to assist with the preparation, completion and submission of its site evidence package to Health Canada for BetterLife’s cannabis formulation, processing and packaging facility in Montreal. The site evidence package submission was the final step required to obtain a license to produce CBD, phytocannabinoid and nutraceutical formulations for commercialization.

•	Beginning in July 2019, the Company began strengthening its executive leadership team and entered into contracts with newly appointed executives for the positions of Chief Executive Officer, President and Chief Operating Officer, which increased wages, salaries and employment expenses.

•	The Company wrote-off a payment made to SolMic GmbH in the amount of $1,441,600 for its initial production order for micellized cannabinoid solution as it did not expect to recover this amount after Solmic’s insolvency and restructuring proceedings.

Increases in operating expenses for the current year were offset by decreases in general and administrative expenses (see below), due diligence costs and research and development expenses.  In the prior year, the Company engaged in numerous negotiations and due diligence processes for potential merger, acquisition and licensing opportunities.  In addition, the Company performed research for the development of cannabinoid oral formulations.

The tables below present material components of general and administrative expense:

	YEAR ENDED
	January 31, 2020	January 31, 2019
Business licenses	$48,671	$66,040
Conferences	45,557	9,163
Information technology	22,129	–
Investor relations	122,221	546,193
Office	147,772	154,457
Press release	35,010	101,860
Printing	20,741	–
Public listing expense	59,564	65,897
Shareholder expense	10,303	9,914
Telecommunications	22,777	24,747
Travel, meals and entertainment	309,852	285,160
Utilities	25,743	1,541
Website costs	53,537	32,830
	$923,877	$1,297,802

General and administrative expense decreased by $373,925 from the prior year.  The decrease was mainly attributable to a decrease in investor relations expense.  During the year ended January 31, 2019, the Company engaged investor relations service providers in both Canada and Europe and incurred higher costs in doing so.  It also issued common shares with fair value of $199,300 for investor relations services provided.

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SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER

The following table presents a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	QUARTERS ENDED
	January 31, 2020	October 31, 2019	July 31, 2019	April 30, 2019
Total revenue	$nil	$nil	$nil	$nil
Net income (loss)	$(10,733,725)	$(2,593,187)	$(4,387,727)	$(1,874,123)
Net income (loss) per share - basic	$(0.07)	$(0.02)	$(0.02)	$(0.02)
Net income (loss) per share - diluted	$(0.07)	$(0.02)	$(0.02)	$(0.02)

	QUARTERS ENDED
	January 31, 2019	October 31, 2018	July 31, 2018	April 30, 2018
Total revenue	$nil	$nil	$nil	$nil
Net income (loss)	$(1,630,868)	$(3,673,928)	$(1,845,118)	$(2,104,876)
Net income (loss) per share - basic	$(0.02)	$(0.04)	$(0.02)	$(0.03)
Net income (loss) per share - diluted	$(0.02)	$(0.04)	$(0.02)	$(0.03)

During the quarter ended October 31, 2018, the Company settled convertible debentures totaling $1,500,000 through the issuance of 3,750,000 units, with each unit consisting of one common stock and one share purchase warrant.  Pursuant to this settlement, a loss on extinguishment of convertible debentures of $1,221,603 was recorded, which increased the net loss for the quarter ended October 31, 2018 as compared to other quarters during the year ended January 31, 2019.

Net loss for the quarter ended January 31, 2020 was significantly higher than other quarters during the year ended January 31, 2020.  During the fourth quarter of 2020, the Company recorded losses on impairments of abandoned assets, equipment, intangible asset and loans receivable (as discussed above) totaling $8,145,510.

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LIQUIDITY AND CAPITAL RESOURCES

The Company manages its liquidity risk by reviewing, on an ongoing basis, its capital requirements and capital structure.  The Company makes adjustments to its capital structure in light of changes in economic conditions and the risk characteristics of its assets.  To maintain or adjust its capital structure, BetterLife may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash.  As of January 31, 2020, the Company believes it has adequate available liquidity to meet operating requirements and fund product development initiatives and capital expenditures.  While the Company has incurred losses to date, with an accumulated deficit of $54,660,516 at January 31, 2020, management anticipates the success and eventual profitability from commercialization of BetterLife’s product portfolio. The Company also ensures that it has access to public capital markets.  However, there can be no assurance, especially in light of the current global outbreak of COVID-19, that it will gain adequate market acceptance for its products or be able to generate sufficient positive cash flow to achieve its business plans. Therefore, the Company is subject to risks including, but not limited to, its inability to raise additional funds through equity and/or debt financing to support ongoing operations. See “Risks and Uncertainties”.

Working Capital

The following table presents the Company’s working capital as at January 31, 2020, January 31, 2019 and February 1, 2018 (date of transition to IFRS):

	January 31, 2020	January 31, 2019	February 1, 2018
Current assets	$3,480,538	$217,420	$183,477
Current liabilities	960,064	5,402,752	527,618
Working capital (deficit)	$2,520474	$(5,185,332)	$(344,141)

As at January 31, 2020, current assets increased from $217,420 at January 31, 2019 to $3,480,538.  Included in current assets at January 31, 2020 are cash of $3,281,704.  Current liabilities at January 31, 2020 decreased from $5,402,752 at January 31, 2019 to $960,064.  The increase in current assets and decrease in current liabilities from January 31, 2019 was due to the closing of a non-brokered private placement of $15 million in May 2019.  Proceeds from the private placement were used to settle outstanding obligations, including accounts payable and accrued liabilities, due to related parties, convertible debentures and acquisition obligation, and to fund expenditures required for the Company to pursue commercialization of its branded products.

Statements of Cash Flows

The following table presents the Company’s cash flows for the years ended January 31, 2020 and 2019:

	YEAR ENDED
Net cash provided by (used in):	January 31, 2020	January 31, 2019
Operating activities	$(7,880,641)	$(4,708,567)
Investing activities	(1,141,093)	(844,382)
Financing activities	12,226,420	5,548,364
Effect of foreign exchange rate changes on cash	2,218	84
Increase in cash for the period	$3,206,905	$(4,504)

Cash used in operating activities for the year ended January 31, 2020 increased from the year ended January 31, 2019.  The increase was due to a higher net loss incurred during the 2020 period, partially offset by an increase in non-cash expense items impacting net loss.

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Cash used in investing activities for the year ended January 31, 2020 increased from cash used in investing activities for the comparative prior year.  During the 2020 period, the Company invested $542,742 in property equipment, primarily related to leasehold improvements made and security system implemented on its Montreal facility for submission of its site evidence package to Health Canada.  BetterLife also made its last instalment payment of $432,923 (US$340,000) in May 2019 on its acquisition of Pivot Naturals, which had closed on February 28, 2018.  In the prior year, BetterLife paid $847,161 (US$659,999) in acquisition costs for Pivot Naturals.

Cash provided by financing activities for the year ended January 31, 2020 was $12,226,420 as compared to $5,548,364 for the year ended January 31, 2019.  During the current year, the Company closed on non-brokered private placements for gross proceeds of $16,310,000.  Proceeds from the private placements were used to extend the maturity date of convertible debentures in March 2019 ($250,000) and repay the outstanding balances of convertible debentures in May 2019 ($3,250,000).  During the year ended January 31, 2019, the Company received gross proceeds of $4,559,206 from issuances of convertible debentures and $1,539,315 from the close of a non-brokered private placement, which were offset by repayment of promissory note payable and loan payable totaling $268,062.

Commitments and Contingencies

As at January 31, 2020, the Company is a lessee in a lease for 285-295 Kesmark Street in Quebec, Canada with expiry in April 2025 and annual minimum lease payments of approximately $741,000 to $936,000 over the next five (5) years.  The Company’s fully owned subsidiary, Pivot Naturals, is a lessee in a lease on 3595 Cadillac Avenue in California, U.S.A. with expiry in July 2023.   In April 2020, BetterLife assigned 100% of its membership interest in Pivot Naturals to Goodbuzz, including the lease on 3595 Cadillac Avenue.

In September 2019, BetterLife was served with a claim from Green Stream Botanicals Corp. (“GSB”) for a finder’s fee in the amount of $600,000 in relation to the non-brokered private placement of $15 million that it closed in May 2019.  The Company believes no service was performed by GSB and intends to vigorously defend these claims.

In November 2019, the Company’s former Chief Executive Officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment.  The former Chief Executive Officer is seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of six (6) million stock options and an order that the Company not issue further common shares.  The Company believes the claim is unfounded and intends to vigorously defend these claims.

In January 2020, an injunction was filed against the Company in the Superior Court of Quebec by Bio V Pharma Inc. (“BioV”) seeking provisional orders in respect of the premises sub-leased at 285 Kesmark Street and damages of approximately $395,000, which the Company intends on defending.  BetterLife and BioV have, without prejudice or admission, settled the provisional injunction portion of the application while reserving their respective rights on interlocutory injunction and on the merits of the application.

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RISKS AND UNCERTAINTIES

Financial Risks

Credit Risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash is held through reputable financial institutions in Canada and the U.S.  The Company’s amounts receivable consists of receivables from its sub-lease of 285 Kesmark Street. The carrying amount of cash and amounts receivable represent the maximum exposure to credit risk.  As at January 31, 2020, this amounted to $3,303,002 (January 31, 2019 - $74,800; February 1, 2018 - $79,304).

Interest Rate Risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is not exposed to interest rate risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due.  The Company manages liquidity risk through the management of its capital structure.  Accounts payable and accrued liabilities, due to related parties and the current portion of lease liabilities are due within the current operating period.

Currency Risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities.  A 5% change in exchange rates will decrease the Company’s loss by approximately $1,400.  The Company does not invest in derivatives to mitigate these risks.

Business Risks

The Company is exposed to a number of “Risk Factors”, which are summarized below:

•	There is substantial doubt as to whether the Company will continue operations. If the Company discontinues operations, shareholders could lose their investment.

•	BetterLife has incurred operating losses in each year since inception and may continue to incur substantial and increasing losses for the foreseeable future. The Company also has negative capital cash flows from operating activities. If the Company cannot generate sufficient revenues to operate profitably or with positive cash flow from operating activities, it may suspend or cease its operations.

•	BetterLife will require substantial additional funds to complete its development and commercialization activities, and if such funds are not available, the Company may need to significantly curtail or cease operations.

•	The Company’s inability to complete its development projects in a timely manner could have a material adverse effect of the results of operations, financial condition and cash flows.

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•	The Company may not commence or complete clinical testing for any of its prospective pharmaceutical products and the commercial value of any clinical study will depend significantly upon the Company’s choice of indication and patient population selection. If BetterLife is unable to commence or complete clinical testing or if it makes a poor choice in terms of clinical strategy, the Company may never achieve revenues.

•	BetterLife will rely on third parties to conduct its research, development and manufacturing activities. If these third parties do not perform as contractually required, fail to meet the Company’s manufacturing requirements and applicable regulatory requirements or otherwise expected, the Company may not be able to commercialize its products, which may prevent the Company from becoming profitable.

•	If BetterLife is unable to establish a sales, marketing and distribution infrastructure or enter into collaborations with partners to perform these functions, it may not be successful in commercializing its product candidates.

•	BetterLife’s product candidates may never gain market acceptance, which could prevent the Company from generating revenues.

•	BetterLife faces potential product liability exposure, and any claim brought against the Company may cause it to divert resources from normal operations or terminate selling, distributing and marketing any of its products. This may cause BetterLife to cease its operations as it relates to that product.

•	BetterLife faces substantial competition in the cannabis industry, which could harm it business and ability to operate profitably.

•	The manufacturing of all of BetterLife’s products will be subject to ongoing regulatory requirements, and may therefore be the subject of regulatory or enforcement action. The associated costs could prevent the Company from achieving its goals or becoming profitable.

•	Since certain of the Company’s directors are located outside of Canada, shareholders may be limited in their ability to enforce Canadian civil actions against the Company’s directors for damages to the value of their investment.

•	BetterLife plans to indemnify its directors and officers against liability to the Company and its security holders, and such indemnification could increase its operating costs.

•	Not all jurisdictions allow for the medicinal use of cannabis and those jurisdictions which allow it could reverse their position.

•	The COVID-19 pandemic and related government responses could have a material and adverse effect on BetterLife’s business, financial condition and results of operations, as set out in greater detail below.

Risks Related to Infectious Diseases and Related Government Responses

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The Company’s business and its financial condition may be adversely impacted by the effects of COVID-19 and other infectious diseases.

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The extent to which COVID-19 and other infectious diseases may impact BetterLife’s business, operations, financial condition and the market for its securities will depend on future developments and government responses, which are highly uncertain and cannot be predicted. These include the duration, severity and scope of the outbreak and the actions taken by governmental entities to address and mitigate the pandemic. The Company’s business and operations could be adversely affected by the continued global spread of COVID-19 and any government actions to slow the spread of the infectious disease.  Areas that may be impacted include, but without limitation, workforce productivity and health, disruptions to supply chains, limitations on travel and ability to successfully commercialize the Company’s product portfolios and deliver end products to customers.

Given the uncertainty and lack of predictability surrounding COVID-19, the Company is not able to predict the length and severity of impact to its business and operations.  As a result, risks associated with COVID-19 may impact key estimates and assumptions used in the Company’s consolidated financial statements.

Risks Related to BetterLife’s Intellectual Property

•	If BetterLife is unable to maintain and enforce its proprietary intellectual property rights, it may not be able to operate profitably.

•	If BetterLife is the subject of an intellectual property infringement claim, the cost of participating in any litigation could cause the Company to go out of business.

•	BetterLife may, in the future, be required to license patent rights from third-party owners in order to develop its products candidates. If BetterLife cannot obtain those licenses or if third party owners do not properly maintain or enforce the patents underlying such licenses, the Company may not be able to market or sell its planned products.

Risks Associated with BetterLife’s Securities

•

Trading on the OTC Bulletin Board and the Canadian Securities Exchange (the “CSE”) may be volatile and sporadic, which could depress the market price of the Company’s common shares and make it difficult for its shareholders to resell their shares.

•

BetterLife’s common share is a penny stock. Trading of BetterLife’s common shares may be restricted by the SEC’s penny stock regulations and FINRA’s sales practice requirements, which may limit a shareholder’s ability to buy and sell their shares.

•	Shareholders will experience dilution or subordinated stockholder rights, privileges and preferences as a result of the Company’s financing efforts.

•	BetterLife does not intend to pay dividends and there will thus be fewer ways in which shareholders are able to make a gain on their investment, if at all.

BetterLife has sought to identify what it believes to be the most significant risks to its business, but it cannot predict whether, or to what extent, any of such risks may be realized nor can it guarantee that it has identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to BetterLife’s common shares.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, results of operations or cash flows.

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TRANSACTIONS BETWEEN RELATED PARTIES

During the year ended January 31, 2020, BetterLife entered into transactions and had outstanding balances with various related parties. The transactions with related parties are in the normal course of business.

During the year ended January 31, 2020, compensation of key management and directors, including former key management and directors, of the Company totaled $1,509,822 (2019 - $1,072,373), and consisted of salaries and consulting fees paid in cash and common shares issued.  The Company granted 6,950,000 share purchase options, 2,750,000 RSUs and 750,000 PSUs during the year ended January 31, 2020 (2018 –nil, nil and nil, respectively) valued at $1,488,857 to key management and directors.  Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

As at January 31, 2020, the Company owed $16,647 to key management and directors (January 31, 2019 - $281,587; February 1, 2018 - $12,421).

On September 12, 2017, the Company entered into a licensing agreement with Altum, a party related at that date by way of common officers and director, whereby the Company acquired worldwide rights to the BiPhasix™ transdermal drug delivery technology for the development and commercialization of cannabinoids, cannabidiol and tetrahydrocannabinol products.  As at January 31, 2020, the Company owed Altum $nil (January 31, 2019 - $48,896; February 1, 2018 - $6,562) for expenses paid on behalf of the Company.

On May 6, 2020, the Company entered into binding letter of intent to acquire worldwide rights (other than in Greater China, Japan and ASEAN countries) to commercialize and sell AP-003, a potential COVID-19 treatment, from Altum (the “Transaction”).  Altum is currently preparing protocol and application to conduct clinical trials in Australia. Under the terms of the Transaction, on closing the Company will issue 10,000,000 common shares to Altum and grant to Altum 5,000,000 warrants to acquire an equivalent number of common shares at a price of $0.19 per common share. The warrants will have a term of two years and are only exercisable upon successful completion of the clinical trials.  In addition, subject to the satisfaction of certain conditions precedent, upon registration of the proposed product in a major market, the Company will pay $5,000,000 in cash to Altum and Altum will be entitled to a tiered royalty equal to 7% of net sales on the first US$50,000,000 in a calendar year and a reduced royalty equal to 5% of net sales in any calendar year that are in excess of US$50,000,000.  Closing is contingent on, among other things, the Company undertaking an equity financing of at least US$5,000,000 and Altum obtaining an exclusive license with respect to certain intellectual property from Canadian governmental research and technology organization.

In May 2020, the Company issued a promissory note of US$200,000 to Altum to advance on clinical activities related to the clinical trials.  The promissory note is due on the earlier of (i) June 15, 2020, (ii) the termination of the Transaction or (iii) the second business day following the date that the Company demands repayment.  If the Transaction is completed in accordance with its terms, the promissory note is non-interest bearing and the amounts outstanding shall offset (reduce) the amounts payable by the Company under the Transaction.  If the Transaction is not completed in accordance with its terms or if the Transaction is terminated,  Altum shall pay to the Company interest on the outstanding principal amount and on the amount of overdue interest thereon from time to time at the rate of 10% per annum.

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In May 2020, the Company secured “hard” lock-up agreements from shareholders of Altum representing 67.45% of the outstanding common shares of Altum.  BetterLife intends to approach Altum’s board of directors to discuss a merger transaction to take place by way of a plan of arrangement.  Pursuant to the terms of the proposed acquisition, the Company would issue 4.582 common shares for each Altum common share.  If or when this merger closes, the letter of intent signed on May 6, 2020 to acquire worldwide rights (other than in Greater China, Japan and ASEAN countries) to commercialize and sell AP-003 will be nullified.

PROPOSED TRANSACTIONS

As noted above, on May 6, 2020, the Company entered into binding letter of intent to acquire worldwide rights (other than in Greater China, Japan and ASEAN countries) to commercialize and sell AP-003, from Altum.  Closing is contingent on, among other things, BetterLife undertaking an equity financing of at least US$5,000,000 and Altum obtaining an exclusive license with respect to certain intellectual property from Canadian governmental research and technology organization.  Also as noted above, BetterLife secured “hard” lock-up agreements from shareholders of Altum pursuant to which the Company intends on discussing a merger transaction with Altum’s board of directors.  If or when a merger is closed, the binding letter of intent signed on May 6, 2020 will be nullified.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the preparation of these consolidated financial statements include, among others, the fair values of share-based payments, warrants issued with share units and debentures for the purpose of evaluating modification versus extinguishments, and the valuations of long-lived assets, deferred tax assets and lease liabilities.

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the going concern assessment of the Company, the expected economic lives of and the estimated future operating results and net cash flows from long-lived assets, the determination of functional currencies of the Company and its subsidiaries, the determination of whether an acquisition is a business combination or an asset acquisition and the determination of incremental borrowing rates used in valuations of lease liabilities.

The global outbreak of COVID-19 has had a significant impact on businesses through the restrictions put in place by the Canadian and U.S. federal, provincial/state and municipal governments regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put in place by Canada and other countries to fight the virus. While the extent of the impact is unknown, the Company anticipates this outbreak may cause reduced customer demand, supply chain disruptions, staff shortages, and increased government regulations, all of which may negatively impact the Company’s business and financial condition

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CHANGES IN ACCOUNTING POLICIES

Accounting Standards and Interpretations Adopted

International Financial Reporting Standards

The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1). The first date at which IFRS was applied was February 1, 2018 (“Transition Date”).  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first-time adopters of IFRS.

IFRS 1 requires that the same policies are applied for all periods presented in the first IFRS financial statements and that those policies comply with IFRSs in effect as at the end of the first IFRS annual reporting period.  Accordingly, the opening IFRS statement of financial position as at February 1, 2018, comparative and current period financial statements have been prepared using the same policies. The previously presented U.S. GAAP financial information has been reconciled to IFRS as part of Note 26 of the consolidated financial statements in accordance with the requirements of IFRS 1. Further, the policies applied have been done so on a full retrospective basis unless an alternative treatment is permitted or required by an IFRS 1 exemption or exception. These are discussed below.

The Company has applied the following mandatory exceptions in its first IFRS financial statements:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless there is objective evidence that those estimates were made in error.  The Company’s IFRS estimates as at the Transition Date are consistent with its U.S. GAAP estimates as at that date.

In accordance with IFRS 1, the Company has applied the following voluntary exemptions in the conversion from U.S. GAAP to IFRS:

Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company has elected to apply IFRS 3 to only those business combinations that occurred on or after the Transition Date and such business combinations have not been restated.  As a result of this election, no adjustments were required to the Company’s consolidated statement of financial position as at the Transition Date.

Share-based Payment Transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005.  The Company has elected not to apply IFRS 2 to awards that vested prior to the Transition Date.

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IFRS 16 Leases

On February 1, 2019, BetterLife adopted IFRS 16, Leases (“IFRS 16”) and applied IFRS 16 retrospectively to each prior reporting period presented.  In accordance with IFRS 16, the Company determines if an arrangement is a lease at inception based on whether there is an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from the use of the asset and whether the Company has the right to direct the use of the asset. The Company has operating leases, on office and facility spaces, and no financing leases. Operating lease right-of-use (“ROU”) assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

For leases with terms greater than twelve (12) months, the Company records the related ROU asset and lease obligation at the present value of lease payments over the term. Leases may include fixed rental escalation clauses, renewal options and / or termination options that are factored into the determination of lease payments when appropriate. The Company’s leases do not provide a readily determinable implicit rate; therefore, an estimate of the Company’s incremental borrowing rate is used to discount the lease payments based on information available at the lease commencement date.

The adoption of IFRS 16 resulted in the recognition of ROU assets of $1,974,759 and lease liabilities of $1,906,403 in July 2018.

Accounting Standards and Interpretations Adopted Subsequent to January 31, 2020

IAS 1 Presentation of Financial Statements

IAS 1 sets out the overall requirements for financial statements, including how they should be structured, the minimum requirements for their content and overriding concepts such as going concern, the accrual basis of accounting and the current/non-current distinction. The standard requires a complete set of financial statements to comprise a statement of financial position, a statement of profit or loss and other comprehensive income, a statement of changes in equity and a statement of cash flows.

IAS 1 has been revised to incorporate a new definition of “material” and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors has been revised to refer to this new definition in IAS 1. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

As of February 1, 2020, the Company has adopted IAS 1 and has concluded that, based on its current operations, the adoption of IAS 1 had no significant impact on the Company’s consolidated financial statements.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

IAS 8 is applied in selecting and applying accounting policies, accounting for changes in estimates and reflecting corrections of prior period errors. The standard requires compliance with any specific IAS applying to a transaction, event or condition, and provides guidance on developing accounting policies for other items that result in relevant and reliable information. Changes in accounting policies and corrections of errors are generally retrospectively accounted for, whereas changes in accounting estimates are generally accounted for on a prospective basis. The amendment is effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

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As of February 1, 2020, the Company has adopted IAS 8 and has concluded that, based on its current operations, the adoption of IAS 8 had no significant impact on the Company’s consolidated financial statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In accordance with IFRS, financial assets are classified into one of the following categories: amortized cost, fair value through other comprehensive income or fair value through profit or loss. Cash and amounts receivable are classified as amortized cost.  Their carrying values approximate fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Financial liabilities are measured at amortized cost, unless they are required to be measured at fair value through profit or loss.  The Company’s accounts payable and accrued liabilities, due to related parties, convertible debentures and promissory notes are measured at amortized cost. Their carrying values also approximate fair value due to their short term maturities.

BetterLife recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the condensed consolidated interim statements of income (loss), as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

a.   Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

b.   Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and

c.   Level 3 – inputs for the asset or liability are not based on observable market data.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies.  At October 31, 2019, January 31, 2019 and February 1, 2018, cash was measured and recognized in the condensed consolidated interim statement of financial position using Level 1 inputs in the fair value hierarchy.  At October 31, 2019, January 31, 2019 and February 1, 2018, there were no financial assets or liabilities measured and recognized in the condensed consolidated interim statement of financial position at fair value that would have been categorized as Level 3 in the fair value hierarchy above.

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SHARE DATA

The following table sets forth the outstanding share, warrants, stock options, restricted share units and performance share units data for the Company as at June 1, 2020:

	Authorized	Issued
Common shares	Unlimited	172,109,851
Warrants		79,478,923
Stock options		15,075,000
Restricted share units		2,950,000
Performance share units		750,000

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) and in the United States on EDGAR (www.sec.gov/edgar).

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